117

06018277

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Britvic plc

*CURRENT ADDRESS Britvic House
Broomfield Road
Chelmsford
Essex CM1 1TU

PROCESSED
NOV 13 2006 E
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35035 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/8/06

RECEIVED
2006 NOV -7 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Britvic - Intention to Float

Britvic
14 November 2005

14 November 2005

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO, THE UNITED STATES OF AMERICA, AUSTRALIA, CANADA OR JAPAN

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus to be published by Britannia SD Holdings Limited (to be renamed Britvic plc) in due course in connection with the admission of the ordinary shares in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's (the 'London Stock Exchange') main market for listed securities (the 'Prospectus'). Copies of the Prospectus will, following publication, be available from the Company's registered office.

BRITVIC ANNOUNCES INTENTION TO FLOAT

Britvic(1) ('Britvic' or the 'Company') today announces its intention to proceed with an offer of ordinary shares ('Ordinary Shares') to institutional investors in the United Kingdom and elsewhere (the 'Global Offer') and to seek a listing for the Ordinary Shares on the London Stock Exchange.(2)

Britvic is one of the two leading soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, the number two supplier of carbonates and enjoys the right of first refusal of all new carbonated drinks developed by PepsiCo for distribution in Great Britain. The Company is the number 1 supplier to the licensed on-trade(3) and number 2 in the take-home channel(3),(4), selling in total over 1.4 billion litres in 2005.

Britvic's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J2O and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all the major soft drinks categories, via all available routes to market.

Soft drinks is the largest FMCG category in the British take-home channel with a retail value of over £5.3bn (5)and is also one of the fastest growing.

Britvic's key strengths:

- A leading portfolio
  - Britvic has an extensive and balanced product range spread across the stills and carbonates categories including Britvic, J2O, Robinsons (including Fruit Shoot), Pepsi, 7UP, Tango and R Whites.
  - Many of Britvic's brands are number 1 or 2 in their respective sub-categories
  - Britvic continues to explore opportunities to extend its portfolio and drive growth. In 2006, Britvic intends to launch 2 new brands in the large and growing water market, building on its successful recent acquisition and launch of Pennine Spring. In addition, from 2006 Britvic will distribute Gatorade, one of the world's leading sport drinks.
- Proven brand development and innovation

- Innovation is at the core of Britvic's business. Britvic has been responsible for some of the most successful launches in the soft drinks sector in the last 8 years. Britvic has launched 11 new brands in the last 8 years and 28% of net revenue is now from new brands and brand extensions launched in that period.

- Britvic's innovation expertise has brought to the market, among other brands:

• Robinsons Fruit Shoot, launched in 2000, has become the number 1 kids' drink, worth £72m at retail value and still recording double-digit growth.(6)

• J2O, launched in 1998, has defined a new category of adult juice drinks. The brand is now worth over £193m at retail value.(6)

• Working with PepsiCo

  - Britvic has the exclusive GB distribution rights for Pepsi, the no. 2 global soft drinks brand(7), and 7UP, the no. 2 global lemon/lime brand.(7)

  - Since 1987 Pepsi volumes have grown over 3.5 times to 611 million litres (8) a year, resulting in the Pepsi market share in Great Britain being the highest of any country in Western Europe.(9)

  - The success of Britvic's 18-year relationship with PepsiCo is reflected in its EBA renewal in 2004 for a further 15 years, with a five-year extension to 2023, on admission. As well as granting the exclusive GB distribution rights for the Pepsi and 7UP brands the EBAs also give Britvic the right to first refusal of all new carbonated drinks developed by PepsiCo for distribution in Great Britain.

  - From 2006, Britvic will distribute Gatorade, one of the worlds' leading sports drinks.

• Well-invested infrastructure

  - Britvic has made capital investments in the supply chain of over £102m over the last 5 years.

  - In addition, Britvic has invested £78million over the last 5 years behind its commercial assets with over 41,000 dispensers, 20,000 vending machines and 34,000 chillers in customers' premises.

• Extensive Customer reach

  - Britvic's large-scale infrastructure means that its products are available to consumers at over 90% of the points of sale in GB take-home and licensed on-trade channels.(10)

  - Britvic products are served in 9 out of every 10 pubs and are available at over 97% of points of sale by value in take-home.(10)

• Drive for efficiency

  - Britvic has made significant investment in its IT systems and process design over the last two years with the aim of generating efficiencies across all parts of the business.

  - Britvic's investment in the business has resulted in a 29% improvement in productivity over 10 years (as measured by cases per employee). Britvic has identified a further £12m of annual cost savings which are expected to be achieved in the next 3 financial years.

• Leadership and culture

  - Britvic has an experienced, committed and motivated management team who have a demonstrable record of delivering profitable growth led by product innovation. The seven members of the executive team have a combined total of over 50 years' service within Britvic, with in excess of 100 years experience in FMCG businesses including at Unilever, PepsiCo and Mars.

Strategy for Growth

o To deliver strong revenue and profit growth and realise attractive cash returns, Britvic has a strategy built around six pillars:

- to grow stills sales aggressively through targeting the key growth and higher margin subcategories;
- to grow its share of the GB carbonates market led by Pepsi and the development of no added sugar variants;
- to become the supplier of choice;
- to leverage the PepsiCo Systems;
- to generate further efficiencies in its cost base; and
- to optimise employee performance by making Britvic a great place to work.

Financials

Britvic's turnover for the 52 weeks ended 2 October 2005 was £698.2million and EBITA(11) was £78.7million.

Details of the Global Offer are as follows:

- The Global Offer will be effected by means of an offer of existing Ordinary Shares to institutional investors in the UK and elsewhere.
- InterContinental Hotels Group, Whitbread and Pernod Ricard will sell Ordinary Shares in connection with the Global Offer.
- Over-allotment arrangements (not forming part of the Global Offer) representing up to a maximum of 15 per cent of the total number of Ordinary Shares comprised in the Global Offer will be entered into.
- Citigroup Global Markets Limited ('Citigroup') and Deutsche Bank AG ('Deutsche Bank') are Joint Sponsors, Joint Global Co-ordinators and Joint Bookrunners for the Global Offer.

Board Appointments

It is intended that Gerald Corbett will become chairman on listing and that Chris Bulmer, Michael Shallow, Bob Ivell and Joanne Averiss will be appointed non-executive directors. Paul Moody, Britvic Managing Director, will become Chief Executive Officer on flotation. John Gibney will remain Finance Director.

Commenting on today's announcement, Paul Moody, Managing Director of Britvic, said:

'Soft drinks is the largest and one of the fastest growing FMCG categories. We are delighted to be bringing Britvic, which has a strong track record, leading brands and a proven ability to innovate, to the market. After many years of support from our listed company shareholders we are pleased that a wider shareholder base will have the opportunity of investing in the company.

'We are delighted Gerald Corbett, Chris Bulmer, Michael Shallow, Bob Ivell and Joanne Averiss are joining the board. The company will benefit from their experience as it enters this exciting new stage in its development'.

See notes to editors attached

Enquiries to:

Britvic	020 7404 5959 (for today only) thereafter
Paul Moody, Managing Director	01245 261 871
John Gibney, Finance Director	01245 261 871
David Lewis, Director of Corporate Affairs	01245 261 871
Julian Mears, Media Communications Manager	07834 962 542
IHG	01753 410176
Gavin Flynn	07808 098 972
Paul Edgecliffe-Johnson	
Leslie McGibbon	01753 410425

Citigroup 020 7986 6000
David Wormsley
Anthony Gutman

Deutsche Bank 020 7545 8000
Jeremy Quin
Charles Wilkinson

Brunswick 020 7404 5959
Tom Buchanan
Mike Smith
Fiona Laffan

The contents of this announcement, which have been prepared by and are the sole responsibility of the Company, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Capital Markets Limited of Canada Square, London E14 5LB and Deutsche Bank AG of Winchester House, 1 Winchester Street, London EC2N 2DB. Citigroup and Deutsche Bank are acting exclusively for the Company and no one else in connection with the Global Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The Global Offer and the distribution of this announcement and other information in connection with the Global Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the 'Securities Act'), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the Shares is being made in the United States.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

This announcement includes statements that are, or may be deemed to be, 'forward-looking statements'. These forward looking statements can be identified by the use of forward looking terminology, including the terms 'believes', 'estimates', 'plans', 'projects', 'anticipates', 'expects', 'intends', 'may', 'will', or 'should' or, in each case, their negative or other variations or comparable terminology. These forward looking statements include matters that are not historical facts and include statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's results of operations, financial condition, liquidity, prospects, growth, strategies and the outlook on the casual dining industry.

By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements including, without limitation, the factors to be described in the risk factors section of the Prospectus, and the factors to be described in the financial review and prospects section of the Prospectus.

Forward looking statements may and often do differ materially from actual results. Any forward looking statements in this announcement reflect the Company's view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company's operations, results of operations, growth strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, the Company undertakes no obligation publicly to release the results of any revisions to any forward looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

Information in this announcement or any of the documents relating to the Global Offer cannot be relied upon as a guide to future performance.

NOTES TO EDITORS

About Britvic

Britvic's origins can be traced back to the mid-19th century when the British Vitamin Products Company (abbreviated to Britvic) was established in Chelmsford and run from a chemist's shop making lemonades, mineral waters and 'tonics'. The current business was established in 1986 when Bass (now IHG), Whitbread and Allied Breweries (now Pernod) merged their respective soft drinks businesses to form Britvic Soft Drinks ('BSD'). BSD was originally established to act as the soft drinks supplier to the pub estates of these three shareholders. With the acquisition of Robinsons, Orchid Drinks, Pennine Spring and the innovation of J2O and Fruit Shoot, in particular, Britvic has established itself as a market-leading soft drinks supplier in its own right.

Current Shareholder structure:

InterContinental Hotels Group (47.5%), Whitbread (23.75%), Pernod Ricard (23.75%) and PepsiCo (5%).

Board and Senior Management team

At flotation the Board and Senior Management team will include the following:

Executive Directors

Chief Executive Officer, Paul Moody
Paul Moody was appointed Managing Director in October 2003 and is responsible for the day-to-day running of the Group's business. He had been Chief Operating Officer of the BSD since October 2002. Paul Moody joined the Group in 1996 as Director of Sales for Grocery Multiples (supermarkets) having previously worked for Golden Wonder and Pedigree Pet Foods. Paul Moody is also currently the Deputy President of the British Soft Drinks Association.

Finance Director, John Gibney
John Gibney was appointed Finance Director in 1999 and is responsible for finance, IT, legal, estates, risk management and business transformation. Prior to joining Britvic, John Gibney was Senior Corporate Finance & Planning Manager for Bass, and prior to that role, Finance Director and subsequently Deputy Managing Director of Gala Clubs.

Non-Executive Directors

Chairman, Gerald Corbett

Gerald Corbett will become non-executive Chairman. Gerald Corbett has held a number of executive and non-executive directorships. He continues to be Chairman of the Woolworths Group plc, a post held since March 2001. He is also Chairman of SSL International and Holmes Place. He is a non-executive director of Greencore plc based in Dublin.

Director, Chris Bulmer
Chris Bulmer will become a non-executive director. Chris Bulmer was the Group Human Resources Director for Brambles Industries plc Brambles Industries Limited, and prior to that was Group Human Resources Director for Whitbread Group plc. Chris Bulmer also worked for Diageo, Mars, Unilever and Blue Circle. She is also an Independent Trustee Director of Berkeley Square Pension Trustee Company Limited.

Director, Michael Shallow
Michael Shallow will become a non-executive director. Michael Shallow has been the Finance Director of Greene King plc since 1991, having previously been an associate partner at Andersen Consulting and having held a senior accounting role at Kingfisher plc.

Director, Bob Ivell
Bob Ivell will become a non-executive director. He is currently the non-executive Chairman of Regent Inns plc.

Director, Joanne Averiss
Joanne Averiss will become a non-executive director. Joanne Averiss has been a member of the PepsiCo legal department since 1990 holding a series of positions

in the UK and the US and most recently acting as the head of legal (UK and Europe) for PepsiCo International's food and snack beverages division. She is also a trustee of the Mesen Educational Trust.

----

(1) The current holding company of the Britvic Soft Drinks group is Britannia Soft Drinks Limited. Britannia SD Holdings Limited (to be renamed Britvic plc) will become the holding company of Britannia Soft Drinks Limited prior to the Global Offer. It will be the shares of Britvic plc that will be offered in the Global Offer.

(2) Further details of the Global Offer are set out below.

3AC Nielsen Scantrack Total Coverage 3 Sept 2005; Licensed on-trade Service July 2005 by retail sales value and volume.

(4) Customers in the GB take-home channel include large grocery retailers (primarily Tesco, J Sainsbury, Asda, Wm Morrison), high street stores (for example, WH Smiths, Woolworths), 'impulse' channel retailers (for example, convenience stores, garage forecourt sales and off licences) and cash & carry wholesalers.

(5) AC Nielsen Scantrack Total Coverage 3 Sept 2005
(6) AC Nielsen Scantrack Total Coverage 3 Sept 2005; Licensed on-trade Service July 2005
(7) Zenith International
(8) Canadean Annual Soft Drinks Report 2005
(9) AC Nielsen
(10) AC Nielsen
(11) EBITA is defined as profit before interest, tax and exceptionals after adding back amortisation.

Britvic plc - Offer Price

Britvic plc
09 December 2005

9 December 2005

Not for publication, distribution or release, directly or indirectly, in or into, the United States of America, Australia, Canada or Japan

This announcement is an advertisement and not a prospectus or a pricing statement and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus published by Britvic 2005 (the 'Prospectus') and the pricing statement expected to be issued today in connection with the admission of the ordinary shares in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's (the 'London Stock Exchange') market for listed securities. Copies of the Prospectus are available from the Company's registered office.

BRITVIC ANNOUNCES OFFER PRICE OF 230p PER SHARE AND OFFER SIZE INCREASED TO 181 MILLION SHARES

Britvic plc ('Britvic' or the 'Company'), one of the two leading soft drinks businesses in Great Britain, today announces an offer price of 230p for its initial public offering of existing ordinary shares ('Ordinary Shares') to institutional investors in the UK and elsewhere (the 'Global Offer'). This is set against the price range announced by the Company on 25 November 2005 of 210p to 250p. In addition, the size of the Global Offer has been increased from approximately 153 million shares to approximately 181 million shares. At this offer price the Company will have a market capitalisation of approximately £494 million.

Summary of the Global Offer

- The number of Ordinary Shares in issue at listing will be approximately 215 million.
- Conditional dealings are expected to commence on the London Stock Exchange at 8:00am today, 9 December 2005, under the ticker symbol BVIC.
- Admission to the Official List of the Financial Services Authority and commencement of unconditional dealings on the London Stock Exchange is expected to take place at 8:00am on 14 December 2005.
- InterContinental Hotels Group PLC, Whitbread Group PLC and Pernod Ricard S.A. have sold, in aggregate, approximately 181 million Ordinary Shares in connection with the Global Offer and representing, in the case of each of Whitbread Group PLC and Pernod Ricard S.A., the disposal of the whole of their interest in the Company. This represents approximately 84.3% of the total issued share capital of Britvic. PepsiCo has retained its 5% stake in the Company.
- Over-allotment arrangements (not forming part of the Global Offer), representing up to a maximum 12.7% of the total number of Ordinary Shares comprised in the Global Offer, have been entered into with InterContinental Hotels Group PLC. This could lead to a disposal by InterContinental Hotels Group PLC of up to approximately a further 23 million Ordinary Shares, representing approximately 10.7% of the total issued share capital of Britvic and the disposal of the whole of its interest in the Company.
- Citigroup Global Markets U.K. Equity Limited ('Citigroup') and Deutsche Bank AG ('Deutsche Bank') are joint bookrunners for the Global Offer.

Commenting on today's announcement, Paul Moody, Chief Executive of Britvic, said:

'We are delighted that the global offer has been so well received and we welcome the new shareholders. The high level of interest demonstrates that investors

recognise the potential within Britvic and have confidence in our ability to drive future growth. We look forward to starting life as a public company and to delivering value to our shareholders.'

See notes to editors attached

Enquiries to:

Britvic	020 7404 5959 (for today only)
Paul Moody, Chief Executive Officer	thereafter
John Gibney, Finance Director	01245 261 871
David Lewis, Director of Corporate Affairs	01245 261 871
Julian Mears, Media Communications Manager	01245 261 871
	07834 962 542
IHG	01753 410176
Gavin Flynn	07808 098 972
Paul Edgecliff-Johnson	01753 410425
Leslie McGibbon	
Citigroup	020 7986 6000
David Wormsley	020 7545 8000
Andrew Seaton	
Anthony Gutman	
Deutsche Bank	
Jeremy Quin	
Charles Wilkinson	
Brunswick	020 7404 5959
Tom Buchanan	
Mike Smith	
Fiona Laffan	

The contents of this announcement, which have been prepared by and are the sole responsibility of the Company, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB and Deutsche Bank AG of Winchester House, 1 Winchester Street, London EC2N 2DB. Citigroup and Deutsche Bank are acting exclusively for the Company and no one else in connection with the Global Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The Global Offer and the distribution of this announcement and other information in connection with the Global Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the 'Securities Act'), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the Shares is being made in the United States.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

This announcement includes statements that are, or may be deemed to be, 'forward-looking statements'. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms 'believes', 'estimates', 'plans', 'projects', 'anticipates', 'expects', 'intends', 'may', 'will', or 'should' or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include matters that are not historical facts and include statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's results of operations, financial condition, liquidity, prospects,

growth, strategies and the outlook on the casual dining industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, the factors to be described in the risk factors section of the Prospectus, and the factors to be described in the financial review and prospects section of the Prospectus.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect the Company's view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company's operations, results of operations, growth strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

Information in this announcement or any of the documents relating to the Global Offer cannot be relied upon as a guide to future performance.

NOTES TO EDITORS

About Britvic

Britvic's origins can be traced back to the mid-19th century when the British Vitamin Products Company (abbreviated to Britvic) was established in Chelmsford and run from a chemist's shop making lemonades, mineral waters and 'tonics'. The current business was established in 1986 when Bass (now IHG), Whitbread and Allied Breweries (now Pernod) merged their respective soft drinks businesses to form Britvic Soft Drinks ('BSD'). BSD was originally established to act as the soft drinks supplier to the pub estates of these three shareholders. With the acquisition of Robinsons, Orchid Drinks, Pennine Spring and the innovation of J20 and Fruit Shoot, in particular, Britvic has established itself as a market-leading soft drinks supplier in its own right.

Board and Senior Management team:

At flotation the Board and Senior Management team will include the following:

Executive Directors:

Chief Executive Officer, Paul Moody

Paul Moody was appointed Managing Director in October 2003 and is responsible for the day-to-day running of the Group's business. He had been Chief Operating Officer of the BSD since October 2002. Paul Moody joined the Group in 1996 as Director of Sales for Grocery Multiples (supermarkets) having previously worked for Golden Wonder and Pedigree Pet Foods. Paul Moody is also currently the Deputy President of the British Soft Drinks Association.

Finance Director, John Gibney

John Gibney was appointed Finance Director in 1999 and is responsible for finance, IT, legal, estates, risk management and business transformation. Prior to joining Britvic, John Gibney was Senior Corporate Finance & Planning Manager for Bass, and prior to that role, Finance Director and subsequently Deputy Managing Director of Gala Clubs.

Non-Executive Directors:

Chairman, Gerald Corbett

Gerald Corbett was appointed non-executive Chairman on 24 November 2005. He continues to be Chairman of Woolworths Group plc, a post held since March 2001. He is also Chairman of SSL International and Health Club Holdings Limited, the

owner of Holmes Place. He is a non-executive director for Greencore plc based in Dublin. Gerald Corbett was chief executive of Railtrack PLC from 1997 to 2000, Group Finance Director of Grand Metropolitan PLC from 1994 to 1997 and was Group Finance Director of Redland PLC between 1987 and 1994. He was a non-executive director of the property group MEPC PLC from 1995 to 1998 and Burmah Castrol PLC from 1998 to 2000.

Director, Joanne Averiss

Joanne Averiss was appointed non-executive director on 24 November 2005. Joanne Averiss has been a member of the PepsiCo legal department since 1990 holding a series of positions in the UK and the US and most recently acting as the head of legal (UK and Europe) for PepsiCo International's food and snack beverages division. She is also a trustee of the Mesen Educational Trust.

Director, Chris Bulmer

Chris Bulmer was appointed non-executive director on 24 November 2005. Chris Bulmer was the Group Human Resources Director for Brambles Industries plc Brambles Industries Limited, and prior to that was Group Human Resources Director for Whitbread Group plc. Chris Bulmer also worked for Diageo, Mars, Unilever and Blue Circle. She is also an Independent Trustee Director of Berkeley Square Pension Trustee Company Limited.

Director, Bob Ivell

Bob Ivell was appointed non-executive director on 24 November 2005. Prior to joining Britvic, Bob Ivell was on the board of Scottish & Newcastle plc as chairman of the retail division. He is currently the executive chairman of Regent Inns Plc, a non-executive director of The Restaurant Group plc, deputy chairman of Next Generation Clubs Limited and Next Generation Pacific Limited and non-executive chairman of Park Resorts Limited. During the 1980s Bob was the managing director of Beefeater.

Director, Michael Shallow

Michael Shallow was appointed non-executive director on 24 November 2005. Michael Shallow has been the Finance Director of Greene King plc since 1991, having previously been an associate partner at Andersen Consulting and having held a senior accounting role at Kingfisher plc.

PRICING STATEMENT: 9 December 2005

This document constitutes the pricing statement relating to the Global Offer of Ordinary Shares described in the price range prospectus published by Britvic plc ("Britvic" or the "Company") on 25 November 2005 (the "Price Range Prospectus"). This pricing statement is prepared in accordance with the Prospectus Rules of the Financial Services Authority made under section 73A of the Financial Services and Markets Act 2000 (the "FSMA").

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not, save in certain limited circumstances pursuant to applicable private placement exemptions, for distribution in the United States, Australia, Canada or Japan.

The Ordinary Shares have not been and will not be registered under the Securities Act or under the applicable securities law of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold within the United States, Australia, Canada or Japan or to any national, resident or citizen of Australia, Canada or Japan. The Ordinary Shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act and within the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Prospective investors are hereby notified that the Selling Shareholders may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of the document and the Price Range Prospectus, see paragraphs 8 and 9 of Part XII: "Securities Laws" of the Price Range Prospectus.

This pricing statement must be read in conjunction with the Price Range Prospectus. Terms used and not defined herein shall be deemed to have the meaning ascribed to them in the Price Range Prospectus. Prospective investors should read both this pricing statement and the Price Range Prospectus, including in particular Part II: "Risk Factors" of the Price Range Prospectus, in considering whether to acquire Ordinary Shares.

Britvic plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 5604923)

Global Offer of 180,975,398 Ordinary Shares of 20p each at an Offer Price of 230 pence per Ordinary Share

Joint Global Co-ordinators, Joint Bookrunners and Joint Sponsors

Citigroup **Deutsche Bank**

Joint-Lead Managers

Lehman Brothers **Merrill Lynch**

The distribution of this document and the Price Range Prospectus and the Global Offer and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law. No action has been or will be taken by the Company, the Selling Shareholders or the Joint Bookrunners to permit a public offering or sale of the Ordinary Shares or to permit the possession or distribution of this document or the Price Range Prospectus (or any other offering or publicity materials or application form(s) relating to the Ordinary Shares) in any country or jurisdiction where action for that purpose may be required, other than in the United Kingdom. Accordingly, neither this document nor the Price Range Prospectus nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The offer and sale of Ordinary Shares and the distribution of this document and the Price Range Prospectus are subject to the restrictions set out in paragraphs 8 and 9 of Part XII: "Securities Laws" in the Price Range Prospectus.

Citigroup and Deutsche Bank are the Joint Global Co-ordinators, Joint Bookrunners and Joint Sponsors for the Global Offer. Citigroup and Deutsche Bank, which are both authorised and regulated in the

United Kingdom by the FSA, are acting for the Company and the Selling Shareholders in relation to the Global Offer and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company and the Selling Shareholders for providing the protections afforded to their respective clients, nor for providing any advice in relation to the Global Offer, the contents of this document or the Price Range Prospectus or any transaction, arrangement or matter referred to in this document or the Price Range Prospectus.

The Global Offer which is the subject of this document and the Price Range Prospectus is being made in the United Kingdom and elsewhere by means of an institutional offer, including to QIBs in the United States (in transactions meeting the requirements of Rule 144A, or another exemption from, or transactions not subject to, the registration requirements of the Securities Act). The Ordinary Shares are not transferable except in accordance with, and the distribution of this document and the Price Range Prospectus and the offering and sale of the Ordinary Shares are subject to, the restrictions set out in paragraphs 8 and 9 of Part XII: "Securities Laws" of the Price Range Prospectus. Accordingly, this document and the Price Range Prospectus may not be supplied to the public in any jurisdiction, other than the United Kingdom, in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares. This pricing statement and the Price Range Prospectus should together be treated as one document for US securities law purposes.

Restrictions on Sales Outside the United Kingdom

The Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed on or endorsed the merits of the Global Offer or the accuracy or adequacy of the information contained in this document or the Price Range Prospectus. Any representation to the contrary is a criminal offence in the United States.

Notice to New Hampshire Residents Only

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire revised statutes with the State of New Hampshire, nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire, constitutes a finding by the Secretary of State of the State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, to cause to be made, to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

Global Offer Statistics

Offer Price (per Ordinary Share)	230 pence
Number of Ordinary Shares in the Global Offer	180,975,398
Maximum number of Ordinary Shares subject to the Over-allotment Arrangements	22,954,873
Number of Ordinary Shares in issue immediately following the Global Offer	214,782,435
Market capitalisation of the Company (based on the Offer Price)	£494.0 million

Documents available for inspection

Copies of this pricing statement and the Price Range Prospectus are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to Admission at the registered office of the Company at Britvic House, Broomfield Road, Chelmsford, Essex CM1 1TU and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ.

PERFECT INFORMATION

financial information o analysis o research

End of Document

Perfect Information Limited
Michael House
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Tel: +44 (0) 20 7892 4200
www.perfectinfo.com

London o New York o Hong Kong

Britvic plc - Exercise of Over Allotment

Britvic plc
13 December 2005

13 December 2005

Not for release or distribution or publication, directly or indirectly, in or into, the United States, Canada, Japan or Australia.

BRITVIC PLC

ANNOUNCEMENT OF
EXERCISE OF OVER-ALLOTMENT ARRANGEMENTS

Britvic plc (the 'Company') announces that in connection with the initial public offering of the Company (the 'Global Offer') Citigroup Global Markets U.K. Equity Limited ('Citigroup') as stabilising manager, on behalf of Deutsche Bank AG and the other underwriters, has today given notice to exercise the over-allotment arrangements in respect of 22,954,873 ordinary shares ('Ordinary Shares') of the Company. Following the exercise of the over-allotment arrangements, 203,930,271 Ordinary Shares will be held in public hands representing a free float of approximately 95% of the issued share capital of the Company. As a result of the exercise of the over-allotment arrangements, InterContinental Hotels Group PLC ('IHG') will, on the admission of the Ordinary Shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities ('Admission'), have disposed of a further 10.7% interest in the Company and consequently, on Admission, each of IHG, Pernod Ricard S.A. and Whitbread Group PLC will have disposed of their entire interest in the Company, PepsiCo will continue to hold a 5% stake in the Company and the Directors of the Company will hold approximately 0.05%.

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The Global Offer and the distribution of this announcement and other information in connection with the Global Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the 'Securities Act'), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the Ordinary Shares is being made in the United States.

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
15 December 2005

Britvic plc

15 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') has been notified pursuant to section 198 of the Companies Act 1985, that on 14 December 2005, being admission of the Company's ordinary shares of 20p each (the 'Ordinary Shares') to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market, InterContinental Hotels Group PLC, Pernod Ricard S.A. and Whitbread Group PLC (together the 'Selling Shareholders') sold in total 204,043,315 Ordinary Shares. As a consequence, the Selling Shareholders have ceased to have an interest in the issued share capital of the Company. Details of the effect of such sales on the individual holdings of each of the Selling Shareholders are set out in the table below:

Date of notification	Legal holder	Ultimate beneficial holder	Number of Ordinary Shares sold	Remaining shareholding	Percentage shareholding in the Company
14 December 2005	Six Continents Investments Limited	InterContinental Hotels Group PLC	102,021,675	0	0%
14 December 2005	Allied Domecq (Overseas) Canada Limited	Pernod Ricard S.A.	51,010,820	0	0%
14 December 2005	Whitbread Group PLC	n/a	51,010,820	0	0%
		Total	204,043,315	0	0%

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
15 December 2005

Britvic plc

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 14 December 2005, in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2, that the following Directors of the Company acquired on 14 December 2005 from Whitbread Group PLC at the price of 230p per ordinary share of £0.20 each such number of the Company's ordinary shares as set out against their names below:

Gerald Corbett	65,217 ordinary shares
Joanne Averiss	8,696 ordinary shares
Chris Bulmer	6,522 ordinary shares
Bob Ivell	10,870 ordinary shares
Michael Shallow	21,739 ordinary shares

In addition, Gerald Corbett became entitled on admission of the Company's ordinary shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market to a conditional award of 65,217 ordinary shares of 20 pence of the Company for no consideration.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
15 December 2005

Britvic plc

15 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 14 December 2005 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies, as at 13 December 2005, were interested in 20,136,865 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 13,850,423 Ordinary Shares and a non-beneficial interest of 6,286,442 Ordinary Shares, which represents 6.45% and 2.93% respectively of the Company's issued share capital; and

Goldman Sachs International, a wholly-owned subsidiary of The Goldman Sachs Group, Inc. of 85 Broad Street, New York, NY 10004, USA, as at 12 December 2005, had a beneficial interest in 7,702,576 Ordinary Shares, which represents 3.59% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Released: 16/12/2005

RNS Number:7782V
Britvic plc
16 December 2005

Britvic plc

16 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ("the Company") was notified on 15 December 2005, that the following Directors and persons discharging managerial responsibilities acquired, on 15 December 2005, options to acquire at the price of xxxp per ordinary share of £0.20 each such number of the Company's ordinary shares as are set out against their names below, under the Britvic Executive Share Option Plan, and conditional awards to acquire for no consideration such number of the Company's ordinary shares as are set out against their names below, under the Britvic Performance Share Plan:

Name	Role	Number of shares subject to options	Number of shares subject to awards
Paul Moody	Executive Director	338,776	235,145
John Gibney	Executive Director	162,245	166,305
Andrew Richards	PDMR	122,449	115,942
Doug Frost	PDMR	122,449	115,942
Alan Beaney	PDMR	113,265	112,681
Martin Rose	PDMR	113,265	112,681
Andrew Marsden	PDMR	134,694	120,290

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

END
RDSFGMMZLVZGKZG

Britvic plc - Director/PDMR Shrhldg-Replace

Britvic plc
16 December 2005

This announcement replaces the Britvic plc Director PDMR Shareholding Announcement released today at 09.34am under RNS No. 7782V.

The price of ordinary share was omitted from the first paragraph.

All other details remain unchanged. The full announcement text appears below.

Britvic plc

16 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 15 December 2005, that the following Directors and persons discharging managerial responsibilities acquired, on 15 December 2005, options to acquire at the price of 245p per ordinary share of £0.20 each such number of the Company's ordinary shares as are set out against their names below, under the Britvic Executive Share Option Plan, and conditional awards to acquire for no consideration such number of the Company's ordinary shares as are set out against their names below, under the Britvic Performance Share Plan:

Name	Role	Number of shares subject to options	Number of shares subject to awards
Paul Moody	Executive Director	338,776	235,145
John Gibney	Executive Director	162,245	166,305
Andrew Richards	PDMR	122,449	115,942
Doug Frost	PDMR	122,449	115,942
Alan Beaney	PDMR	113,265	112,681
Martin Rose	PDMR	113,265	112,681
Andrew Marsden	PDMR	134,694	120,290

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
19 December 2005

Britvic plc

19 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 16 December 2005 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

HBOS Plc of 5 Morrison Street, Edinburgh and its subsidiary companies, as at 14 December 2005, were interested in 7,624,770 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), which represents 3.55% of the Company's issued share capital; and

Deutsche Bank AG of Frankfurt, Germany and its subsidiary companies, as at 15 December 2005, were interested in 16,737,577 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), which represents 7.79% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
19 December 2005

Britvic plc

19 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 19 December 2005 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies, as at 16 December 2005, were interested in 23,357,865 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 15,438,683 Ordinary Shares and a non-beneficial interest of 7,919,182 Ordinary Shares, which represents 7.19% and 3.69% respectively of the Company's issued share capital; and

The Goldman Sachs Group, Inc. of 85 Broad Street, New York, NY 10004, USA, as at 14 December 2005, had a beneficial interest in 11,168,186 Ordinary Shares, which represents 5.19% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
19 December 2005

Britvic plc

19 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 16 December 2005, in order to satisfy Disclosure Rule 3.1.2, that, Andrew Marsden, being a person discharging managerial responsibility, acquired on 14 December 2005 at the price of 241p per ordinary share of £0.20 each, 20,750 ordinary shares representing 0.009 per cent of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
20 December 2005

Britvic plc

20 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 20 December 2005 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies, as at 16 December 2005, were interested in 23,767,865 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 15,640,852 Ordinary Shares and a non-beneficial interest of 8,127,013 Ordinary Shares, which represents 7.28% and 3.78% respectively of the Company's issued share capital; and

The Goldman Sachs Group, Inc. of 85 Broad Street, New York, NY 10004, USA, as at 16 December 2005, had a beneficial interest in 10,643,376 Ordinary Shares, which represents 4.95% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Director/PDMR Shareholding

Britvic plc
21 December 2005

Britvic plc

21 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 21 December 2005, in order to satisfy Disclosure Rule 3.1.2 and Section 324 of the Companies Act 1985, that John Gibney, an Executive Director of the Company, acquired on 21 December 2005 at the price of 246.48p per ordinary share of 20p each, 16,000 ordinary shares, representing 0.007% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
22 December 2005

Britvic plc

22 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 21 December 2005 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 19 December 2005, had an interest in a total of 10,889,049 Ordinary Shares, by attribution only, representing 5.07% of the Company's issued share capital.

The interest in 10,889,049 Ordinary Shares consisted of:

(i) an interest in 2,450,000 Ordinary Shares (representing 1.14% of the Company's issued share capital) arising from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) an interest in 8,439,049 Ordinary Shares (representing 3.93% of the Company's issued share capital) arising from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

Lehman Brothers International (Europe) had an interest as at 15 December 2005 in 11,802,657 Ordinary Shares, representing 5.48% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
23 December 2005

Britvic plc

23 December 2005

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 22 December 2005 pursuant to section 198 of the Companies Act 1985, that Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany, and its subsidiary companies, as at 22 December 2005, were interested in 10,612,501 ordinary shares of 20p each in the capital of the Company, which represents 4.94% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
03 January 2006

Britvic plc

3 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 3 January 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 23 December 2005. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, on the basis that the ordinary shares are held on their behalf in the SIP trust.

The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of 247p per ordinary share:

Name	Role	Number of ordinary shares purchased
Paul Moody	Executive Director	47
John Gibney	Executive Director	47
Andrew Marsden	PDMR	47

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
03 January 2006

Britvic plc

3 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 3 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 21 December 2005, had an interest in a total of 10,622,106 Ordinary Shares, by attribution only, representing 4.94% of the Company's issued share capital.

The interest in 10,622,106 Ordinary Shares consisted of:

(i) an interest in 2,480,619 Ordinary Shares (representing 1.15% of the Company's issued share capital) arising from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) an interest in 8,141,487 Ordinary Shares (representing 3.79% of the Company's issued share capital) arising from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

RECEIVED
2006 NOV -7 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Britvic plc - Holding(s) in Company

Britvic plc
06 January 2006

Britvic plc

6 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 5 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 9,355,348 Ordinary Shares, representing 4.356% of the Company's issued share capital.

ING Bank N.V. had an interest as at 4 January 2006 in 8,011,069 Ordinary Shares, representing 3.73% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Chng in Director Particulars

Britvic plc
09 January 2006

Britvic plc

9 January 2006

CHANGE IN DIRECTOR'S PARTICULARS

Pursuant to Listing Rule 9.6.14, the Company advises that Michael Shallow (Non-Executive Director) was appointed to the Board of Domino's Pizza UK & IRL plc on 6 January 2006 as a Non-Executive Director.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
09 January 2006

Britvic plc

9 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 9 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies, as at 5 January 2006, were interested in 28,041,302 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,821,723 Ordinary Shares and a non-beneficial interest of 10,219,579 Ordinary Shares, which represents 8.30% and 4.76% respectively of the Company's issued share capital; and

Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany, and its subsidiary companies were interested in 8,412,370 Ordinary Shares, which represents 3.91% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
10 January 2006

Britvic plc

10 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 10 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies, as at 3 January 2006, was interested in 26,985,175 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,300,950 Ordinary Shares and a non-beneficial interest of 9,684,225 Ordinary Shares, which represents 8.06% and 4.51% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
11 January 2006

Britvic plc

11 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 10 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the ordinary shares of 5p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 6 January 2006, had an interest in a total of 8,023,595 Ordinary Shares, by attribution only, representing 3.73% of the Company's issued share capital.

The interest in 8,023,595 Ordinary Shares consisted of:

(i) an interest in 2,480,619 Ordinary Shares (representing 1.15% of the Company's issued share capital) arising from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) an interest in 5,542,976 Ordinary Shares (representing 2.58% of the Company's issued share capital) arising from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 11,141,099 Ordinary Shares, representing 5.18% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
12 January 2006

Britvic plc

12 January 2006

HOLDING(S) IN THE COMPANY
In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 12 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 22,715,269 Ordinary Shares, representing 10.57% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
13 January 2006

Britvic plc

13 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 13 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 24,073,494 Ordinary Shares, representing 11.20% of the Company's issued share capital.

In addition, Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany, and its subsidiary companies had informed the Company that they no longer had a notifiable interest in the Ordinary Shares of Britvic plc.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
16 January 2006

Britvic plc

16 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 16 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 11 January 2006, had an interest in a total of 9,523,355 Ordinary Shares, by attribution only, representing 4.43% of the Company's issued share capital.

The interest in 9,523,355 Ordinary Shares consisted of:
(i) an interest in 2,480,619 Ordinary Shares (representing 1.15% of the Company's issued share capital) arising from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) an interest in 7,042,736 Ordinary Shares (representing 3.28% of the Company's issued share capital) arising from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
16 January 2006

Britvic plc

16 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 16 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 26,192,163 Ordinary Shares, representing 12.19% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
16 January 2006

Britvic plc

16 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc (the 'Company') was notified on 16 January 2006, in order to satisfy Disclosure Rule 3.1.2 and Section 324 of the Companies Act 1985, that John Gibney, an Executive Director of the Company, acquired on 13 January 2006 at the price of 242.94p per ordinary share of 20p each, 9,000 ordinary shares, representing 0.004% of the Company's issued share capital. His total holding following this notification is 25,047 ordinary shares, representing 0.011% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

RECEIVED
2006 NOV -7 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Britvic plc - Holding(s) in Company

Britvic plc
18 January 2006

Britvic plc

18 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 17 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 13 January 2006, had an interest in a total of 8,200,891 Ordinary Shares, by attribution only, representing 3.81% of the Company's issued share capital.

The interest in 8,200,891 Ordinary Shares consisted of:

(i) 2,480,619 Ordinary Shares (representing 1.15% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 5,720,272 Ordinary Shares (representing 2.66% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
24 January 2006

Britvic plc

24 January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc (the 'Company') was notified on 23 January 2006, in order to satisfy Disclosure Rule 3.1.2 and Section 324 of the Companies Act 1985, that Paul Moody, an Executive Director of the Company, acquired on 23 January 2006 at the price of 255p per ordinary share of 20p each, 10,000 ordinary shares, representing 0.004% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
24 January 2006

Britvic plc

24th January 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 23rd January 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 20 January 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of £0.20 each, using deductions from salary in each 4-week pay period, on the basis that the ordinary shares are held on their behalf in the SIP trust.

The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of £0.20 set out against their names below, at a price of 256p per ordinary share:

Name	Role	Number of ordinary shares purchased
Paul Moody	Executive Director	45
John Gibney	Executive Director	45
Andrew Marsden	PDMR	45

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
26 January 2006

Britvic plc

26 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 26 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany, and its subsidiary companies have a notifiable interest in a total of 6,699,736 Ordinary Shares, representing 3.12% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
30 January 2006

Britvic plc

30 January 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 25 January 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 27,801,829 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,909,196 Ordinary Shares and a non-beneficial interest of 9,892,633 Ordinary Shares, which represents 8.34% and 4.61% respectively of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
03 February 2006

Britvic plc

3 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 2 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

FMR Corp and its direct and indirect subsidiaries, and Fidelity International limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, as at 1 February 2006, had a non-beneficial interest in 8,412,800 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 3.92% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
03 February 2006

Britvic plc

3 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 2 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

FMR Corp and its direct and indirect subsidiaries, and Fidelity International limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, as at 31 January 2006, had a non-beneficial interest in 8,662,800 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 4.03% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
07 February 2006

Britvic plc

7 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 7 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity had the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

ING Bank N.V. had an interest as at 3 February 2006 in 8,635,987 Ordinary Shares, representing 4.02% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
09 February 2006

Britvic plc

9 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 8 February 2006 pursuant to section 198 of the Companies Act 1985, that Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany, and its subsidiary companies had informed the Company that they no longer had a notifiable interest in the Ordinary Shares of Britvic plc.

John Price, Company Secretary
Britvic plc

RECEIVED
2006 NOV -7 P 1:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Britvic plc - Holding(s) in Company

Britvic plc
10 February 2006

Britvic plc

10 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 10 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, as at 10 February 2006, had a non-beneficial interest in 9,731,185 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 4.53% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Additional Listing

Britvic plc
13 February 2006

Block Listing of Shares
Britvic plc ('the Company')
Announcement of block listing of 2,500,000 ordinary shares of 20 pence each

The Company announces that an application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,500,000 ordinary shares of 20 pence each under the Company's Share Incentive Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares will rank pari passu with the existing issued ordinary shares of the Company.

Contact:
John Price, Company Secretary
Email: john.price@britvic.co.uk
Tel No: +44 (0) 1245 504482
13th February 2006

Britvic plc - Holding(s) in Company

Britvic plc
14 February 2006

Britvic plc

14 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 14 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 14 February 2006, had an interest in a total of 9,010,759 Ordinary Shares, by attribution only, representing 4.19% of the Company's issued share capital.

The interest in 9,010,759 Ordinary Shares consisted of:

(i) 3,640,000 Ordinary Shares (representing 1.69% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 5,370,759 Ordinary Shares (representing 2.50% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
15 February 2006

Britvic plc

15 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 15 February 2006 pursuant to section 198 of the Companies Act 1985, that Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, had informed the Company that as at 10 February 2006 they no longer had a notifiable interest in the Ordinary Shares of Britvic plc.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
15 February 2006

Britvic plc

15 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 15 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, as at 15 February 2006, had a non-beneficial interest in 10,881,185 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 5.07% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
16 February 2006

Britvic plc

16 February 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 16 February 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the Company:

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, as at 16 February 2006, had a non-beneficial interest in 14,056,900 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 6.54% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
21 February 2006

Britvic plc

21st February 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 21 February 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 17 February 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 98,691 ordinary shares by subscription at par, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of 272p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	42	55
John Gibney	Executive Director	42	55
Andrew Richards	PDMR	42	55
Doug Frost	PDMR	42	55
Alan Beaney	PDMR	42	55
Martin Rose	PDMR	42	55
Andrew Marsden	PDMR	42	55

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Trading Update

Britvic plc
02 March 2006

2 March 2006

Britvic plc ('Britvic') Trading Update

Context

InterContinental Hotels Group plc, ('IHG') the controlling shareholder in Britvic prior to its flotation, has today released its 2005 Preliminary Results. IHG's announcement contains Britvic's revenue and operating profit pre-exceptionals figures for the 50 week period to 14 December 2005 which reflects the period up until Britvic's flotation. These figures are set against the non-comparable 53 week period to 25 December 2004. As a result Britvic today releases a trading update in advance of its normal financial calendar to put into context the figures disclosed by IHG.

Trading

For the twelve weeks to 25 December 2005, revenue increased by 1% and operating profit pre-exceptionals increased by 5% compared to the same period last year.

Since Christmas, there has been a weakening in the total soft drinks market in the UK. The consumer trend towards 'better for you' is accelerating and as a consequence sales in the carbonates category, except those with no added sugar, have slowed. In contrast stills have shown growth. Against this market background Britvic is performing well, growing market share in key categories in the year to date; especially adult, cola and juice drinks.

In line with its plans outlined at the IPO Britvic has successfully launched a programme of new product innovations, including three new products within the fast growing water segment, which will further strengthen its stills offer. It anticipates that new products will boost top line growth in the second half of the year.

Britvic is also making strong progress in its overhead reduction programme, which is on course to deliver at least a further £4 million in addition to the £6 million target for 2006 announced at the time of flotation. The benefit of this additional reduction will be principally seen in the second half of the current financial year, with further improvement on our 2007 target also expected.

Paul Moody, CEO of Britvic plc commented:

'Despite the current challenging market conditions, the growth of stills and no added sugar carbonates continues to play to the strength of Britvic's existing portfolio and NPD pipeline. If the soft drinks market shows recovery over the balance of the year as we anticipate, we remain confident of delivering earnings within market expectations, albeit at the lower end'

For further information please contact:

Investors:
John Gibney/ Jo Guano — 01245 504 330

Media:
Mike Smith/ Conor McClafferty (Brunswick) — 0207 404 5959

Notes to editors

In line with its planned future reporting timetable Britvic will release a pre-half year close Trading Update on 4 April, which will include the H1 2005 IFRS pro- forma adjusted numbers.

Britvic is one of the two leading soft drinks businesses in Great Britain. The

Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic plc's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J20 and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Britvic plc - Holding(s) in Company

Britvic plc
03 March 2006

Britvic plc

3 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified pursuant to section 198 of the Companies Act 1985, that AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies as at:

1. 28 February 2006 were interested in 26,563,148 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,061,554 Ordinary Shares and a non-beneficial interest of 9,501,594 Ordinary Shares, which represents 7.94% and 4.42% respectively of the Company's issued share capital.

2. 1 March 2006 were interested in 27,364,878 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,863,284 Ordinary Shares and a non-beneficial interest of 9,501,594 Ordinary Shares, which represents 8.31% and 4.42% respectively of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
06 March 2006

Britvic plc

6 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 6 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the Company:

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 28,333,064 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,865,394 Ordinary Shares and a non-beneficial interest of 10,467,670 Ordinary Shares, which represents 8.31% and 4.87% respectively of the Company's issued share capital.

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 25,491,343 Ordinary Shares, representing 11.86% of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
06 March 2006

Britvic plc

6 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 3 March 2006, in order to satisfy Disclosure Rule 3.1.2, that, Andrew Marsden, being a person discharging managerial responsibility, acquired on 3 March 2006 at the price of 207.49p per ordinary share of 20 pence each, 14,460 ordinary shares, representing 0.006 per cent of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

END
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Britvic plc - Holding(s) in Company

Britvic plc
07 March 2006

Britvic plc

7 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 7 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 2 March 2006, through its wholly-owned indirect subsidiary of GS Inc., had an interest in a total of 8,595,053 Ordinary Shares (representing 4.00% of the Company's issued share capital).

Morgan Stanley Institutional Funds International Small Cap of 25 Cabot Square, Canary Wharf, London E14 4QA had an interest of 4,604,472 Ordinary Shares held by JP Morgan Chase Bank (representing 2.14% of the Company's issued share capital).

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
07 March 2006

Britvic plc

7 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 7 March 2006, in order to satisfy Disclosure Rule 3.1.2, that, Martin Rose, being a person discharging managerial responsibility, acquired on 7 March 2006 at the price of 204.25p per ordinary share of 20 pence each, 5,000 ordinary shares, representing 0.002 per cent of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

RDSFGGGFZNNGVZM

Britvic plc - Director/PDMR Shareholding

Britvic plc
08 March 2006

Britvic plc

8 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 8 March 2006, in order to satisfy Disclosure Rule 3.1.2, that, John Gibney, an executive director of the Company, acquired on 8 March 2006 at the price of 208.79p per ordinary share of 20 pence each, 5,000 ordinary shares, representing 0.002 per cent of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
08 March 2006

Britvic plc

8 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 7 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'): The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 3 March 2006, through its wholly-owned indirect subsidiary of GS Inc., had an interest in a total of 8,027,325 Ordinary Shares (representing 3.73% of the Company's issued share capital).

Legal & General Investment Management of Bucklersbury House, 3 Queen Victoria Street, London EC4N 8NH, through Legal & General Group plc and/or its subsidiaries, has a notifiable interest of 7,771,318 Ordinary Shares held (representing 3.61% of the Company's issued share capital).

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
09 March 2006

Britvic plc

9 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 9 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 7 March 2006, through its wholly-owned indirect subsidiary of GS Inc., had an interest, by attribution only, in a total of 8,745,751 Ordinary Shares (representing 4.07% of the Company's issued share capital).

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
09 March 2006

Britvic plc

9 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 9 March 2006, in order to satisfy Disclosure Rule 3.1.2, that Paul Moody, being an executive director of the Company, acquired on 9 March 2006 at the price of 212.50p per ordinary share of 20 pence each, 10,000 ordinary shares, representing 0.004 per cent of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
13 March 2006

Britvic plc

13 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 13 March 2006 pursuant to section 198 of the Companies Act 1985, that:

Legal & General Investment Management of Bucklersbury House, 3 Queen Victoria Street, London EC4N 8NH, through Legal & General Group plc and/or its subsidiaries no longer has a notifiable interest in the Ordinary shares of the Company.

As at 2 March 2006, the interest of Lehman Brothers International (Europe) of 25 Bank Street, London E14 5LE in the Ordinary shares of the Company had fallen below 3%.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
14 March 2006

Britvic plc

14 March 2006

NOTIFICATION OF INTERESTS OF DIRECTORS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 13 March 2006, that the trustees of the Britvic Employee Share Trust acquired, on 13 March 2006, 208,000 ordinary shares of the Company at a price of 217.33 pence per ordinary share. The potential beneficiaries of the trust are the present, past and future employees of the Company and their wives, husbands, widows, widowers and children or step-children under the age of eighteen. As executive directors of the Company, Paul Moody and John Gibney are members of the class of potential beneficiaries and are therefore technically interested in these shares.

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
15 March 2006

Britvic plc

15 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 15 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entity had the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

ING Bank N.V. had an interest as at 14 March 2006 in 7,532,901 Ordinary Shares, representing 3.50% of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Director/PDMR Shareholding

Britvic plc
20 March 2006

Britvic plc

20 March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 20 March 2006, in order to satisfy Disclosure Rule 3.1.2, that, Doug Frost, being a person discharging managerial responsibility, acquired on 10 March 2006 at the price of 218.59p per ordinary share of 20 pence each, 2,000 ordinary shares, representing 0.0009 per cent of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

D
RDSZGGZFMGZGVZM

Britvic plc - Holding(s) in Company

Britvic plc
20 March 2006

Britvic plc

20 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 20 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interests in the ordinary shares of 5p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 15 March 2006, had an interest in a total of 8,460,241 Ordinary Shares, by attribution only, representing 3.93% of the Company's issued share capital.

The interest in 8,460,241 Ordinary Shares consisted of:

(i) an interest in 500 Ordinary Shares (representing 0.0002% of the Company's issued share capital) arising from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) an interest in 8,459,741 Ordinary Shares (representing 3.93% of the Company's issued share capital) arising from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 27,915,157 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,924,410 Ordinary Shares and a non-beneficial interest of 9,990,747 Ordinary Shares, which represents 8.34% and 4.65% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
20 March 2006

Britvic plc

20 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 20 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entity had the following interest in the Company:

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 25,940,211 Ordinary Shares, representing 12.07% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
20 March 2006

Britvic plc

20th March 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 20 March 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 17 March 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 115,258 ordinary shares by subscription at par, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of 238p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	49	63
John Gibney	Executive Director	49	63
Andrew Richards	PDMR	48	63
Doug Frost	PDMR	48	63
Alan Beaney	PDMR	48	63
Martin Rose	PDMR	48	63
Andrew Marsden	PDMR	48	63

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
22 March 2006

Britvic plc

22 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified pursuant to section 198 of the Companies Act 1985, that AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies had the following interests in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

1. On 17 March 2006 were interested in 23,938,632 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,924,140 Ordinary Shares and a non-beneficial interest of 6,014,492 Ordinary Shares, which represents 8.34% and 2.80% respectively of the Company's issued share capital.

2. On 20 March 2006 were interested in 19,780,160 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,916,340 Ordinary Shares and a non-beneficial interest of 1,863,820 Ordinary Shares, which represents 8.34% and 0.87% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
23 March 2006

Britvic plc

23 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 23 March 2006 pursuant to section 198 of the Companies Act 1985 that AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 33,916,060 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,906,340 Ordinary Shares and a non-beneficial interest in 16,009,720 Ordinary Shares, which represents 8.33% and 7.45% respectively of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
23 March 2006

Britvic plc

23 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 23 March 2006 pursuant to section 198 of the Companies Act 1985, that as at 20 March 2006, the interest of ING Bank N.V., London Branch of 60 London Wall, London EC2M 5TQ in the Ordinary shares of the Company had fallen below 3%.

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
27 March 2006

Britvic plc

27 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 27 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entity had the following interest in the Company:

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 25,718,519 Ordinary Shares, representing 11.96% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
28 March 2006

Britvic plc

28 March 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 28 March 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interest in the Company:

On 23 March 2006 FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, had a non-beneficial interest in 11,603,398 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 5.40% of the Company's issued share capital.

On 28 March 2006 FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, had a non-beneficial interest in 10,440,698 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 4.86% of the Company's issued share capital.

On 28 March 2006 AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 34,720,645 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,910,490 Ordinary Shares and a non-beneficial interest in 16,810,155 Ordinary Shares, which represents 8.33% and 7.82% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
03 April 2006

Britvic plc

3 April 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 31 March 2006 pursuant to section 198 of the Companies Act 1985 that AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 37,089,245 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,910,490 Ordinary Shares and a non-beneficial interest in 19,178,755 Ordinary Shares, which represents 8.33% and 8.92% respectively of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Trading Statement

Britvic plc
04 April 2006

4 April 2006

Britvic plc ('Britvic') pre-half year close period Trading Update

As part of the Company's ongoing reporting calendar, Britvic today releases its pre-half year close period Trading Update for the twenty four weeks to 19 March 2006. This announcement includes H1 2005 IFRS pro-forma adjusted numbers.

In line with our statement on March 2, our guidance remains that if, as we anticipate, the soft drinks market shows recovery over the balance of the year when the majority of our sales are made, we continue to be confident of delivering earnings within the range of current market expectations.

The consumer trend towards 'better for you' that was evident in our performance in the 8 weeks of trading post Christmas has continued into March. As a consequence we have yet to see a recovery in the total carbonates market but there are signs that the rate of decline in sales of full sugar carbonates, the most affected category, is stabilising. The overall stills market continues to show growth.

In the twenty four weeks to 19 March 2006, a quieter time of the year for trading, branded revenue was down by 3.4% compared with the same period last year, with stills up 1.3% and carbonates down 7.3%. This performance is in part explained by trading in the last four weeks which has been heavily influenced by the timing of the important Easter period, falling three weeks later this year than last, the unseasonably cold weather and recent structural changes in the customer base.

Against a marginally negative pricing backdrop and lower volumes, first half net margins have been further affected by the previously highlighted increases in input and energy costs. While overhead savings initiatives have helped to offset some of this impact, we still expect first half EBIT margins to be down by around one percentage point on last year.

Paul Moody, CEO of Britvic plc commented:

'We continue to focus on driving revenue through core brand activity, successful new product launches and increasing our average realised price. Alongside this we are concentrating on reducing costs, with a full year target of at least £10m, improving our cash position and reducing working capital. We continue to maintain a strong market share performance in many of our key categories and look forward to a stronger second half.'

The Company's next update to the market will be with its Interim Results for the twenty eight weeks to 16 April 2006 on 25 May 2006.

Britvic will be hosting an investor day tomorrow focused on the Soft Drinks Category Report, and the Business Transformation and Product Value Optimisation programmes. No new trading information will be disclosed and the presentation used at the event will be posted on our website.

For further information please contact:

Investors:
John Gibney/ Jo Guano 01245 504 330

Media:
Conor McClafferty/ Jonathan Glass (Brunswick) 0207 404 5959

There will be a conference call today at 8.00am for investors and analysts with Paul Moody (Chief Executive) and John Gibney (Finance Director) and a further conference call at 2.30pm (9.30am Eastern Standard Time) today primarily for US

investors and analysts. There will be an opportunity on both calls to ask questions. A recording of both calls will be available for seven days. To access these calls please dial the relevant number below and use the access number.

8.00am call

Access Number: +44 (0)20 8609 0205

Pin Number: 995324#

2.30pm call

Access Number: +44 (0)20 8609 0205

Pin Number: 217348#

Redial Number: +44 (0)20 8609 0289

Conference Reference: 141347 (8.00am call) 141350 (2.30pm call)

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic plc's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J20 and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Appendix 1 -2005 H1 unaudited proforma accounts

	28 weeks ended 17 April 2005 Proforma £ millions
Revenue	343.1
Cost of Sales	-130.0
Gross Profit	213.0
Selling and distribution costs	-121.2
Administration Expenses	-69.6
Profit from continuing operations before tax and finance costs/income	22.2
Profit from continuing operations before exceptional items, Tax and finance costs/income	23.1
Exceptional operating items	-0.9
Profit from continuing operations before tax and finance costs/income	22.2
Finance costs	-9.0
Finance income	0.2
Profit before tax	13.4
Taxation: UK	-4.3
Profit for the year	9.1

Appendix 2 - Supplementary information re H1 2005 IFRS proforma adjusted numbers

(£m unless otherwise stated)		H1 05 Reported	Private Water Label Adjustments	H1 05 Adjusted
Volume (million litres)	Stills	234.0	(20.8)	213.1
	Carbonates	448.0		448.0
	International	17.3		17.3
	Total	699.2	(20.8)	678.4
Turnover	Stills	156.8	(1.6)	155.2
	Carbonates	175.6		175.6
	International	10.7		10.7
	Total	343.1	(1.6)	341.5
Brand Contribution	Stills	75.2	(0.4)	74.8
	Carbonates	71.8		71.0
	International	3.2		4.0
	Total	150.2	(0.4)	149.8
Non brand A&P		-5.0		-5.0
Fixed Supply Chain		-36.3		-36.3
Selling Costs		-48.8		-48.8
Overhead and other costs		-37.0		-37.0
EBIT		23.1	(0.4)	22.7
Interest		-8.8		-8.8
Profit before exceptionals		14.3	(0.4)	13.9
Exceptionals		-0.9		-0.9
Profit Before Tax		13.4	(0.4)	13.0
Tax		-4.3		-4.3
Profit After Tax		9.1	(0.4)	8.7
Profit after tax pre exceptional		10.0	(0.4)	9.6

NB. Private Label Water Adjustment removes the impact of the own label water business with grocery retailers acquired following the acquisition of Ben Shaw's water business. This business has subsequently been discontinued

Britvic plc - Director/PDMR Shareholding

Britvic plc
12 April 2006

Britvic plc

12th April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 11th April 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 10th April 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to receive allocations of free ordinary shares ('free shares').

1. The SIP trust acquired 915,408 ordinary shares by subscription at par, and allocated them to employees participating in the SIP as free shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities were each allocated 326 free shares as participants in the SIP, for no consideration.:

Name	Role
Paul Moody	Executive Director
John Gibney	Executive Director
Andrew Richards	PDMR
Doug Frost	PDMR
Alan Beaney	PDMR
Martin Rose	PDMR
Andrew Marsden	PDMR

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Director/PDMR Shareholding

Britvic plc
19 April 2006

Britvic plc

19th April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 19 April 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 18 April 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 203,628 ordinary shares by subscription at par, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of 216p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	53	69
John Gibney	Executive Director	53	69
Andrew Richards	PDMR	53	69
Doug Frost	PDMR	53	69
Alan Beaney	PDMR	53	69
Martin Rose	PDMR	53	69
Andrew Marsden	PDMR	53	69

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
19 April 2006

Britvic plc

19 April 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 18 April 2006 pursuant to section 198 of the Companies Act 1985 that as at 11 April 2006, The Baupost Group, L.L.C. of 10 St James Avenue, Suite 2000, Boston Massachusetts 02116, USA were interested in 10,102,500 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), which represents 4.70% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
19 April 2006

Britvic plc

19 April 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 19 April 2006 pursuant to section 198 of the Companies Act 1985, that as at 13 April 2006, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer had a disclosable interest in the shares of the Company.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
24 April 2006

Britvic plc

24 April 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 24 April 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 19 April 2006, had an interest in a total of 6,463,431 Ordinary Shares, by attribution only, representing 3.00% of the Company's issued share capital.

The interest in 6,463,431 Ordinary Shares consisted of:

(i) 125,500 Ordinary Shares (representing 0.05% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 6,337,931 Ordinary Shares (representing 2.95% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

Sharon Harris, Deputy Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
27 April 2006

Britvic plc

27 April 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 27 April 2006 pursuant to section 198 of the Companies Act 1985, that as at 25 April 2006, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer had a disclosable interest in the shares of the Company.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
28 April 2006

Britvic plc

28 April 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 28 April 2006 pursuant to section 198 of the Companies Act 1985, that Legal & General Investment Management of Bucklersbury House, 3 Queen Victoria Street, London EC4N 8NH, through Legal & General Group plc and/or its subsidiaries have an interest in 6,555,073 Ordinary Shares, which represents 3.04% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Director/PDMR Shareholding

Britvic plc
28 April 2006

Britvic plc

28th April 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 27th April 2006, that the following transactions have taken place in relation to the Britvic Share Incentive Plan ('SIP'). The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to receive allocations of free ordinary shares ('free shares').

1. The SIP trust acquired 365,137 ordinary shares by purchase in the market over the 20th and 21st April 2006 at a total cost of £815,270 and a further 594,994 ordinary shares by purchase in the market over the 24th and 25th April 2006 at a total cost of £1,329,059. The shares were allocated by the SIP Trust to employees participating in the SIP as free shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities were each allocated 1,020 free shares as participants in the SIP, for no consideration.:

Name	Role
Paul Moody	Executive Director
John Gibney	Executive Director
Andrew Richards	PDMR
Doug Frost	PDMR
Alan Beaney	PDMR
Martin Rose	PDMR
Andrew Marsden	PDMR

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
11 May 2006

Britvic plc

11 May 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 11 May 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 8 May 2006, had an interest in a total of 7,522,019 Ordinary Shares, by attribution only, representing 3.50% of the Company's issued share capital.

The interest in 7,522,019 Ordinary Shares consisted of:

(i) 2,650,500 Ordinary Shares (representing 1.23% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 4,871,519 Ordinary Shares (representing 2.27% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
16 May 2006

Britvic plc

16th May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 16 May 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 12 May. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 60,040 ordinary shares by purchase in the market on 12th May at a total cost of £133,609, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of 219p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	52	34
John Gibney	Executive Director	52	34
Andrew Richards	PDMR	53	34
Doug Frost	PDMR	53	34
Alan Beaney	PDMR	53	34
Martin Rose	PDMR	53	34
Andrew Marsden	PDMR	52	34

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
18 May 2006

Britvic plc

18 May 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 17 May 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 24,346,525 Ordinary Shares, representing 11.32% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
19 May 2006

Britvic plc

19 May 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 18 May 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 16 May 2006, had an interest in a total of 9,580,963 Ordinary Shares, by attribution only, representing 4.45% of the Company's issued share capital.

The interest in 9,580,963 Ordinary Shares consisted of:

(i) 4,712,276 Ordinary Shares (representing 2.19% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 4,868,687 Ordinary Shares (representing 2.26% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
25 May 2006

Britvic plc

25 May 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 25 May 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 22 May 2006, had an interest in a total of 10,767,309 Ordinary Shares, by attribution only, representing 4.98% of the Company's issued share capital.

The interest in 10,767,309 Ordinary Shares consisted of:

(i) 6,677,373 Ordinary Shares (representing 3.09% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 4,089,936 Ordinary Shares (representing 1.89% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Interim Results

Britvic plc
25 May 2006

Britvic plc
Interim Results (Unaudited)
(For the 28 weeks ended 16 April 2006)

	28 weeks to 16 April 2006 £m	28 weeks to 17 April 2005* £m	% change
Total Branded Revenue	323.5	341.5	(5.3)
Carbonates Revenue	159.8	175.6	(9.0)
Stills Revenue	153.7	155.2	(1.0)
EBITDA**	43.4	47.9	(9.4)
Operating Profit	18.6	22.7	(18.1)
Free cashflow***	(42.3)	(69.8)	39.4
Profit after tax	6.5	9.6	(32.3)
Basic earnings per share	3.0p	4.3p	(30.2)
Dividend per share	3.0p		

Note: all numbers (other then revenue and dividend per share) are disclosed before exceptional items and all numbers (other than dividend per share) exclude the Private Label Water business - where the last contract expired in November 2005. Total revenue including Private Label Water is down 5.7% at £323.6m against £343.1m in 2005.

* Proforma adjustments have been made to 2005 results to present them on a comparable basis (as if the capital and corporate structure in place post flotation had been in place throughout 2005). On a non- proforma basis 2005 H1 operating profit is £24.1m and profit after tax pre exceptionals is £16.8m.

** EBITDA is defined as operating profit before depreciation and amortisation

***Free cash flow is defined as net cash flow excluding dividends

- Total branded revenue in the seasonally less important first half is down 5.3% to £323.5m and EBITDA down 9.4% to £43.4m reflecting:
  - an unexpected decline since Christmas in the full sugar carbonate market driven by an acceleration of the consumer trend towards health and wellbeing
  - the market volume growth in stills being driven by categories such as Pure Juice and Water which Britvic has only recently entered
  - revenue further affected by structural changes in the Take Home customer base
  - pricing and promotional issues with a small number of customers have had a marked impact on stills revenue in the last few weeks of the period; these have now been satisfactorily resolved.
- Market share maintained in many of Britvic's key categories including total carbonates, adult and juice drinks.
- Interim dividend of 3.0p per share underpinned by strong and improving free cash flow.
- Innovation launches announced at the time of flotation, including three new water brands, successfully delivered on time.
- As previously announced, a further £4m of overhead savings identified in addition to the £6m anticipated at the time of the flotation.

Paul Moody, Chief Executive commented:

'It has been a difficult first half with an unexpected sharp decline in the carbonates market since Christmas, affecting both sales and profitability. Our second quarter revenue was also impacted by structural changes in the Take Home customer base, and our stills revenue was further affected by some short term trading issues. These issues have since been satisfactorily resolved. Our total sales performance has improved in the first four weeks of the second half with stills revenue showing encouraging growth although carbonates revenue remains down on the prior year.

We have not seen the level of recovery in the carbonates market that we anticipated at the time of updating the market in April. This has led to some downward pressure on pricing which we anticipate continuing for the balance of the year. Consequently, management now believes that it will deliver earnings for the full year modestly below the current range of market expectations but

the continued market volatility suggests that a range of outcomes is possible.

We remain confident in the prospects for longer term growth of the business due to our strength in the important stills market, our track record of outstanding innovation, the continued marketing support for our core brands and the strong cash flow generated by the business.'

For further information please contact:

Investors:
John Gibney/ Jo Guano +44 (0)1245 504 330

Media:
Mike Smith/ Conor McClafferty (Brunswick) +44 (0)207 404 5959

A presentation for analysts and investors will be held at 9.30am on 25 May 2006 at the Auditorium at Deutsche Bank, Winchester House, 1 Great Winchester Street, EC2N 2BD. A live webcast of the presentation including Q&A will be available on the Britvic plc website www.britvic.com

There will also be a conference call today at 2.30pm (9.30am Eastern Time) primarily for US investors and analysts where there will be an opportunity to ask questions. A recording of the call will be available for seven days. To access this call please dial the access number below and use the pin number given.

Access number	+44 (0)20 8609 0205
Pin number	217348#
Redial number	+44 (0)20 8609 0289
Conference reference	144612

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic plc's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J2O and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available

routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by the Listing Rules and applicable law, Britvic undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date such statements are published.

Chief Executive Review

Britvic today announces a decline in half year sales and profits with total branded revenue down 5.3 per cent to £323.5m and operating profits down 18.1 per cent to £18.6m. Profits after tax and before exceptional items fell 32.3 per cent to £6.5m and basic earnings per share are down 30.2 per cent to 3.0p. Free cash flow has improved by 39.4 per cent and a dividend of 3.0p will be paid to shareholders on the register on 9th June.

First Half Trading

In the first few months of 2006 the total soft drinks market changed significantly as a consequence of a marked acceleration of the consumer trend towards health and well-being. Against a market background of total carbonates volume declining around 9 per cent in the first three months of 2006, Britvic's brands have performed satisfactorily, maintaining market share in key categories including total carbonates, adult and juice drinks.

Within this performance, non-added sugar variants have proved to be more robust showing some small growth against a regular carbonates market in double digit decline. In the first half therefore Britvic's carbonates volumes were down 7.2 per cent and Average Realised Price per litre (ARP) was down 1.9 per cent resulting in revenue down 9.0 per cent.

The difficult trading environment in carbonates affecting the whole market is resulting in intensified price pressure. There is increasing volatility in the frequency and depth of promotional activity and this is also reducing volumes. The pricing outlook for the remainder of the year therefore remains uncertain.

Conversely, the total stills market showed strong growth tracking almost 7 per cent ahead of the 2005 volume trends. However Britvic's brands volumes in this category were only marginally up on last year as a consequence of much of the

stills market growth being driven by products such as water, pure juice and dairy where the Company does not have a developed presence. Britvic has however launched a number of water products this year and the Company is focussing its future new product development on many of these growth segments. Stills revenue has additionally been impacted by price and promotional issues with two customers. Although this has had a marked impact on revenue performance in the last few weeks, the issues have now been satisfactorily resolved.

A further challenge in the first half of 2006 has come from structural changes in the Take Home customer base. Changes in ownership have led to the sale of stores and the implementation of different sales and promotional strategies, resulting in a reduction in the size of some significant accounts.

Against this backdrop Britvic is focusing on the elements that can be directly influenced and has further reduced costs and improved the cash position. Solid progress has also been made on innovation and new product development.

Managing the cost base and improving the cash position

The overhead reduction programme is on course to deliver a further £4 million of savings in 2006, in addition to the £6m anticipated at the time of flotation. The annualised targets will therefore increase for 2007 and 2008 to respectively £15m and £18m. These extra savings are as a result of the Business Transformation programme, enabling costs to be reduced in a number of overhead areas. In addition, a further £2m of savings from the Product Value Optimisation programme in 2006 and a further £2m next year is expected as products are re-engineered to further mitigate input price rises. These significant cost savings, and the phasing of £3m of spend that was more front loaded last year, have helped protect the decline at operating profit margin to less than 100 basis points over the period.

The guidance at the time of flotation was that the Company would be free cash flow neutral at the end of 2006. Strong management action has led to an improvement in the full year forecast position now being around £20-25m cash positive. This has been achieved partly through reducing capital expenditure levels in line with current market conditions - a reduction of over £10m to £40-45m. In addition, improvements in working capital have been made as a result of the increased visibility given by the new systems enabling reductions in stock levels and improvements in supplier terms.

Whilst focus in the first half has been on reducing discretionary spend and driving efficiency we have maintained the advertising and promotional spend to support the brands within the portfolio. This spend, represents an investment of over 7 per cent of revenue. As identified at the time of the flotation, spend in the second half is allocated towards the growth segments of the market and behind a mixture of core brands and new launch activity.

Innovation / New Product Development

A number of new brands and brand extensions have been launched in the first half of the year; all aimed at the growth segments of the market. All innovation launches planned at the time of float have been delivered on time. Three new brands, Drench, Pennine Spring and Fruit Shoot H2O have been successfully delivered on time and are performing in line with management expectations. In pure juice drinks, 'not from concentrate' Britvic Squeezed Orange and Pressed Apple juices were launched into the On Premise market in May.

Carbonates non-added sugar variants continue to grow. Pepsi brand support has hence been focused behind the low-calorie, sugar free variant Pepsi Max, the launch of Pepsi Max Cino in January, and 7UP Free. We have also developed two new flavours under the Tango Clear brand.

Innovation will be guided by the consumer trend towards health and wellbeing, developing Britvic's significant presence in emerging and faster growing categories including non-added sugar carbonates, adult, functional, sports drinks and water. Britvic has a strong track record of successful innovation and the Business Transformation Programme has enabled a reduction in the time taken from concept to launch by one third enabling new products to be brought to market more quickly.

Core Brands

Two of the major strands of the core brand activity in the second half revolve around important sporting events. Pepsi is the official sponsor of Team England for the World Cup starting in June. The promotional campaign is aimed at driving Britvic's position in 'better for you' carbonates by taking Pepsi Max to the World Cup through TV advertising, on-line PR support and consumer facing promotions. Robinsons' association with Wimbledon is well established; however this year Britvic will have the biggest campaign ever with coverage across the Robinsons portfolio. The other major piece of core brand activity planned for the second half is the 'Summer of Juice' campaign aimed at driving the distribution and depth of the core Britvic juice range.

Britvic has a small International business whose key focus is on establishing differentiated Britvic brands in Continental Europe. In the first half the focus has been on establishing Robinsons in the Swedish and Danish markets through a fully supported promotional campaign and on continuing the double digit growth of the Fruit Shoot brand in Holland.

Current trading

Revenue performance has improved marginally in the first four weeks of the second half, with total revenue down 4 per cent on last year, in the large part impacted by the decline in the carbonates market volumes and the customer issues which were resolved part way through the period.

The carbonates market continues to be challenging with the company showing a 14 per cent decline in this period compared with a market decline post Easter of 4

per cent. Removing the customer structural changes, carbonates revenues would broadly be in line with the market. Stills revenue has shown encouraging growth of 9 per cent, driven by J2O, Fruit Shoot and Robinsons. The water launches were made part way through the period and have consequently had a limited impact.

Dividends

The Company's core strengths and its strong underlying cash flow underpin the Board's decision to pay an interim dividend of 3.0p per share. Given the importance of summer to the business and the seasonality of Britvic's profitability the Board broadly anticipates paying a third of the annual dividend at this half year stage. This will be paid on the 7 July 2006 to shareholders on the register on the 9 June 2006. On an ongoing basis the Board intends to adopt a progressive dividend policy. The Board will take into consideration the Company's cash flow as well as earnings in deciding the rate of dividend growth and absolute level.

BRITVIC PLC

INTERIM FINANCIAL STATEMENTS
FOR THE 28 WEEKS TO 16 APRIL 2006

Company number: 5604923

BRITVIC PLC

INDEPENDENT REVIEW REPORT TO BRITVIC PLC

Introduction

We have been instructed by the company to review the financial information for the period ended 16 April 2006 which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Changes in Equity, and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with those IFRSs adopted for use by the European Union. This interim report has been prepared in accordance with the requirements of IFRS 1, 'First Time Adoption of International Financial Reporting Standards' relevant to interim reports.

The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the EU will be so adopted in time to be applicable to the next annual financial statements.

The maintenance and integrity of the Britvic plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the web site.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the period ended 16 April 2006.

Ernst & Young LLP

Nottingham
24 May 2006

BRITVIC PLC

CONSOLIDATED INCOME STATEMENT
For the 28 weeks ended 16 April 2006

	Note	(Unaudited) 28 Weeks Ended 16 April 2006			(Unaudited) 28 Weeks Ended 17 April 2005			(Audited) 52 Weeks Ended October 2005		
		Before Exceptional items £m	Exceptional items £m	Total £m	Before Exceptional items £m	Exceptional items £m	Total £m	Before Exceptional items £m	Exceptional items £m	Total £m
Revenue		323.6	-	323.6	343.1	-	343.1	698.2	-	698.2
Cost of Sales		(127.4)	-	(127.4)	(130.1)	-	(130.1)	(269.5)	-	(269.5)
Gross Profit		196.2	-	196.2	213.0	-	213.0	428.7	-	428.7
Selling and Distribution Costs		(118.0)	-	(118.0)	(121.2)	-	(121.2)	(232.3)	-	(232.3)
Administration Expenses	6	(59.6)	(14.6)	(74.2)	(67.7)	(3.1)	(70.8)	(120.1)	(5.8)	(125.9)
Operating Profit		18.6	(14.6)	4.0	24.1	(3.1)	21.0	76.3	(5.8)	70.5
Finance Income		-	-	-	0.2	-	0.2	0.3	-	0.3
Finance Costs		(9.2)	(0.1)	(9.3)	(0.4)	-	(0.4)	(6.5)	(0.1)	(6.6)
Profit / (loss) before Tax		9.4	(14.7)	(5.3)	23.9	(3.1)	20.8	70.1	(5.9)	64.2
Taxation	8	(2.9)	2.7	(0.2)	(7.1)	-	(7.1)	(20.9)	0.1	(20.8)
Profit/(loss) for the period		6.5	(12.0)	(5.5)	16.8	(3.1)	13.7	49.2	(5.8)	43.4

Earnings Per Ordinary Share 9
- basic for

profit/(loss) for the period	3.0p	(5.6p)	(2.6p)	7.8p	(1.4p)	6.4p	22.9p	(2.7p)	20.2p
- diluted for profit/(loss) for the period	3.0p	(5.5p)	(2.5p)	7.8p	(1.4p)	6.4p	22.9p	(2.7p)	20.2p
Dividend per share paid in the period - Pence per share			45.9p			270.4p			1,922.9p
Dividend per share (proposed after the balance sheet date) - Pence per share			3.0p						

BRITVIC PLC
CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) 16 April 2006	(Unaudited) 17 April 2005	(Audited) 02 Oct 2005
		£m	£m	£m
Assets				
Non-current assets				
Property, plant & equipment		232.4	234.3	231.5
Intangible assets		95.1	99.8	96.7
Lease premiums		2.4	2.4	2.4
Deferred tax asset		-	0.4	2.7
		329.9	336.9	333.3
Current Assets				
Inventories		37.3	38.5	37.9
Trade and other receivables		115.7	157.2	101.8
Forward currency contracts		0.2	-	-
Cash and short-term deposits		1.2	2.9	19.4
Income tax receivable		5.7	5.8	-

		160.1	204.4	159.1
Total Assets		490.0	541.3	492.4
Equity and Liabilities				
Issued capital	5	(43.2)	(12.3)	(12.3)
Share premium		-	(25.4)	(25.4)
Own share reserve		0.5	-	-
Share scheme reserve		(5.7)	(0.6)	(0.8)
Other reserves		-	(7.2)	(7.1)
Retained earnings		116.6	(150.3)	23.4
Total Equity	10	68.2	(195.8)	(22.2)
Non-current liabilities				
Interest-bearing loans and borrowings	7	(354.2)	-	(219.3)
Deferred tax liability		(7.1)	-	-
Pension liability		(48.9)	(82.2)	(84.6)
		(410.2)	(82.2)	(303.9)
Current liabilities				
Trade and other payables		(138.3)	(179.5)	(142.4)
Interest-bearing loans and borrowings	7	(9.5)	(81.0)	(13.9)
Forward currency contracts		(0.2)	-	-
Non-interest bearing loans and borrowings		-	(2.8)	(2.8)
Income tax payable		-	-	(7.2)
		(148.0)	(263.3)	(166.3)
Total Liabilities		(558.2)	(345.5)	(470.2)
Total Equity and Liabilities		(490.0)	(541.3)	(492.4)

BRITVIC PLC

CONSOLIDATED CASH FLOW STATEMENT

	(Unaudited) 28 Weeks Ended 16 April 2006	(Unaudited) 28 Weeks Ended 17 April 2005	(Audited) 52 Weeks Ended October 2005

	£m	£m	£m
Cash flows from operating activities			
Profit from continuing operations before tax and finance costs	4.0	21.0	70.5
Depreciation	20.5	21.0	40.8
Amortisation of intangible assets	2.5	2.5	3.0
Share based payments treated as increase in equity	7.8	0.3	0.5
Net pension charge less contributions	(29.4)	(28.8)	(27.0)
Decrease/(Increase) in Stock	0.6	(5.7)	(5.2)
(Increase) in Debtors	(11.9)	(62.6)	(7.3)
(Decrease)/Increase in Creditors	(6.0)	29.7	(3.7)
Loss on disposal of property, plant and equipment	1.8	1.7	3.2
Income tax paid	(3.7)	(16.6)	(18.8)
Net cash flows from operating activities	(13.8)	(37.5)	56.0
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	0.2	-	0.1
Purchase of property plant and equipment	(27.6)	(30.1)	(51.8)
Interest Received	0.0	-	0.3
Acquisition of Subsidiary net of cash acquired	-	(4.1)	(4.3)
Net cash flows from investing activities	(27.4)	(34.2)	(55.7)
Cash flows from financing activities			
Finance Costs	(0.1)	-	(0.8)
Interest Paid	(5.8)	(0.2)	(4.3)
Interest bearing loans received	364.4	81.0	233.2
Interest bearing loans repaid	(233.9)	-	-
Repayment of borrowings	(2.8)	-	-
Purchase of own shares	(0.5)	-	-
Increase to share capital	0.2	-	-
Dividend paid to equity holders of the parent	(98.5)	(33.2)	(112.1)
Dividend paid to minority interests	-	-	(123.9)
Net cash flows from financing activities	23.0	47.6	(7.9)
Net decrease in cash and cash equivalents	(18.2)	(24.1)	(7.6)
Cash and cash equivalents at beginning of period	19.4	27.0	27.0

Cash and cash equivalents at end of period	1.2	2.9	19.4

BRITVIC PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME & EXPENSE

	(Unaudited) 28 Weeks Ended 16 April 2006	(Unaudited) 28 Weeks Ended 17 April 2005	(Audited) 52 Weeks Ended October 2005
	£m	£m	£m
Actuarial adjustments on pension liabilities	6.7	(2.0)	(3.4)
Current tax on actuarial adjustments on pension liabilities	9.0	9.0	9.0
Deferred tax on revalued buildings	-	-	(0.1)
Deferred tax on share options granted to employees	1.1	-	0.4
Current tax on share options exercised	0.6	-	-
Deferred taxation on pension liabilities	(11.0)	(8.4)	(8.0)
Cost of share-based payments	7.3	0.3	0.5
Cash flow hedge gains taken to equity	1.0	-	-
Net income recognised directly in equity	14.7	(1.1)	(1.6)
(Loss) / Profit for the period	(5.5)	13.7	43.4
Total recognised income for the period	9.2	12.6	41.8
Adoption of IAS 32/39	(1.0)	-	-
Total recognised income	8.2	12.6	41.8

BRITVIC PLC

NOTES TO THE FINANCIAL INFORMATION
For the period ended 16 April 2006

1. Basis of preparation

For all periods up to and including the year ended 2 October 2005, Britannia Soft Drinks Ltd prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). As a consequence of the acquisition of Britannia Soft Drinks Ltd by Britvic plc and of that company's listing on the London Stock Exchange, from 3 October 2005 the Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission.

The financial information has been prepared on the basis of standards that will be applied by the year end under IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and published by 16 April 2006. These include IFRS endorsed by the EU and those awaiting formal endorsement, as applicable to the 2006 financial statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The Annual Report and Financial Statements for Britannia Soft Drinks Ltd for the year ended 2 October 2005, under UK GAAP, which contain an unqualified audit report, have been filed with the Registrar of Companies.

2. Transition to International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing these interim financial statements. The Group has taken the following exemptions available under IFRS 1:

a) Not to restate the comparative information disclosed in the 2006 financial statements (being the financial statements for the 28 weeks to 17 April 2005 and the 52 weeks ended 2 October 2005) in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

b) Not to restate business combinations occurring before 4 October 2004.

c) To recognise all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 4 October 2004.

d) To retain UK GAAP carrying values of property plant and equipment, including revaluations, as deemed cost at transition.

e) Not to apply IFRS 2 'Share-based Payments' to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

Explanatory notes setting out Britvic plc's accounting policies under IFRS, the major differences between UK GAAP and IFRS for Britvic plc and reconciliations of UK GAAP to IFRS for the income statement for the year ended 2 October 2005 and Balance sheets as at 4 October 2004 and 2 October 2005 are included within the Global Offer Price Range Prospectus issued in November 2005, available from the website, www.britvic.com. The reconciliations for the 2005 interim period included in this report are set out below.

Reconciliation UK to IFRS for Half Year '05

	28 weeks to 17 April 2005
Profit for the period under UK GAAP	9.2
IFRS adjustments:	
Goodwill amortisation	5.3
Share based payments	(0.3)
Holiday pay accrual	(0.6)
Deferred taxation	0.1
Profit for the period under IFRS	13.7

	28 weeks to 17 April 2005
Shareholders' equity under UK GAAP	194.8
IFRS adjustments:	
Goodwill amortisation	5.3
Pension costs	(1.1)
Holiday pay accrual	(0.6)
Deferred taxation	0.1
Land leases reclassified as operating leases	(2.7)
Shareholders' equity under IFRS	195.8

3. Change of Accounting Policy : Implementation of IAS 32 and IAS 39

As permitted by IFRS1 'First time adoption of International Financial Reporting Standards' the Group elected not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. Therefore in the restated information for the year ended 2 October 2005 and the half year 2005, financial assets and liabilities are accounted for under UK GAAP.

Under UK GAAP, derivative financial instruments used for hedging purposes were recognised by applying the deferral method, whereby gains and losses from derivatives were deferred and recognised in earnings or as adjustments to

carrying amounts as the underlying hedged transactions matured or occurred.

From 3 October 2005 for IFRS all financial assets and financial liabilities have to be recognised initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification.

At 3 October 2005 the Group had forward exchange contracts and interest rate swaps outstanding in relation to anticipated future cash flows. Hedges of cash flows have been valued at the forward rates ruling at 3 October 2005. The effects of adopting IAS 39 are shown as a restatement of the opening balance of reserves as at 3 October 2005. The effects of the change in accounting policy on the 2 October 2005 balance sheet would be as follows:

	£m
Decrease in reserves	(1.0)
Increase in current liabilities	1.2
Increase in current assets	(0.2)

4. Segmental Reporting

The directors consider that the Group has only one reportable geographic segment, being the UK, and one business segment being the manufacture and sale of soft drinks. The directors consider that the risks and returns of the Group's products are similar in nature.

5. Issue of Share Capital

The Company was incorporated on 27 October 2005 with an authorised share capital of £655,000,000 divided into 6,550,000,000,000 ordinary shares of £0.0001 each.

5,829,810 ordinary shares were allotted to Six Continents Investments Limited, 2,914,904 ordinary shares were allotted to Whitbread Group PLC, 2,914,904 ordinary shares were allotted to Allied Domecq Overseas (Canada) Limited and 613,664 ordinary shares were allotted to Wotsits Brands Limited, all issued at par value of £0.0001 for cash. As a result, issued share capital on incorporation comprised 12,273,282 ordinary shares totalling £1,227.

Since the date of incorporation, the following changes in share capital have occurred:

On 18 November 2005 the Company acquired the entire share capital of Britannia Soft Drinks Limited pursuant to a share exchange agreement dated 18 November 2005, in consideration of the issue to the shareholders of Britannia Soft Drinks Limited of 4,295,636,424,718 ordinary shares of £0.0001 each.

On 18 November 2005 the entire share capital was consolidated in a ratio of 1 for every 20,000 shares. This resulted in a revised share capital of 214,782,435 ordinary shares with a nominal value of £2 each.

On 24 November 2005, the company's share capital was reduced by a court-approved reduction of capital. The share capital of £429,564,870 divided into 214,782,435 ordinary shares of £2 each was reduced to 214,782,435 ordinary shares of £0.20 each, thus creating distributable reserves of £386,608,383 in the company.

There have been further smaller share issues relating to incentive schemes for employees. As a result, issued share capital as at 16 April 2006 comprised 215,911,792 ordinary shares of £0.20 each, totalling £43,182,358.

6. Exceptional items before interest and taxation

Exceptional items are those items of financial performance that Britvic PLC believes should be separately disclosed by virtue of size and nature to assist the understanding of the financial performance achieved.

	Period ended 16 April 2006	Period ended 17 April 2005	Year ended 2 October 2005
	£m	£m	£m
Listing costs	(5.4)	(3.1)	(5.8)
Incentive schemes directly associated with the flotation	(6.6)	-	-
Restructuring costs	(2.6)	-	-
Exceptional costs	(14.6)	(3.1)	(5.8)

'Listing costs' relates to various costs incurred in pursuit of the listing on the London Stock Exchange which include advisors fees.

'Incentive schemes directly associated with the flotation' include all-employee share schemes and management incentives.

'Restructuring Costs' includes the costs of the 'In shape for growth' restructuring programme.

The exceptional costs incurred in the period to 17 April 2005 have been restated compared to previously published proforma numbers to reflect additional costs which were incurred in relation to the listing on the London Stock Exchange, but which were not previously recognised in the income statement in that period.

7. Analysis of changes in interest bearing loans and borrowings

	£m
Non-current liabilities	(219.3)
Current liabilities	(13.9)

At 3 October 2005	(233.2)
New unsecured bank loans	(364.4)
Issue costs of new loans	0.1
Amortisation of issue costs	(0.1)
Borrowings repaid	233.9
At 16 April 2006	(363.7)
Non-current liabilities	(354.2)
Current liabilities	(9.5)

8. Tax

The tax charge on profit before tax, excluding the impact of exceptional items has been calculated using an estimated effective annual rate of 30.9%. After tax on exceptional items, this leaves an estimated tax charge of £0.2m for the 28 weeks ended 16 April 2006.

9. Earnings per share

	28 weeks ended 16 April 2006 £m	28 weeks ended 17 April 2005 £m	Year ended 2 October 2005 £m
Basic earnings per share for reported earnings			
Net (loss)/profit for the period attributable to ordinary shareholders	(5.5)	13.7	43.4
Weighted average number of ordinary shares in issue for basic earnings per share	214.9	214.8	214.8
Basic earnings per share for (loss)/profit for the period	(2.6p)	6.4p	20.2p
Diluted earnings per share for reported earnings			
Net (loss)/profit for the period attributable to ordinary shareholders	(5.5)	13.7	43.4
Weighted average number of			

ordinary shares in issue for diluted earnings per share	218.4	214.8	214.8
Diluted earnings per share for (loss)/profit for the period	(2.5p)	6.4p	20.2p
Basic earnings per share for pre-exceptional earnings			
Net (loss)/profit for the period attributable to ordinary shareholders	(5.5)	13.7	43.4
Add: Net impact of exceptional items	12.0	3.1	5.8
Net profit for the period attributable to ordinary shareholders (before exceptional items)	6.5	16.8	49.2
Weighted average number of ordinary shares in issue for basic earnings per share	214.9	214.8	214.8
Basic earnings per share for pre-exceptional earnings	3.0p	7.8p	22.9p
Diluted earnings per share for pre-exceptional earnings			
Net profit for the period attributable to ordinary shareholders (before exceptional items)	6.5	16.8	49.2
Weighted average number of ordinary shares in issue for diluted earnings per share	218.4	214.8	214.8
Diluted earnings per share for pre-exceptional earnings	3.0p	7.8p	22.9p

10. Statement of changes in equity for the period ended 16 April 2006

	Called up share capital	Share premium account	Own Share reserve	Share scheme reserve	Hedging reserve	Other reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 3 October 2005	(12.3)	(25.4)	-	(0.8)	-	(7.1)	23.4	(22.2)
Adoption of IAS 39 on 3 October 2005	-	-	-	-	1.0	-	-	1.0
At 3 October 2005 (Revised)	(12.3)	(25.4)	-	(0.8)	1.0	(7.1)	23.4	(21.1)
Reserve changes as a result of IPO	(30.7)	25.4	-	-	-	7.1	(1.8)	-
Loss for the year	-	-	-	-	-	-	5.5	5.5
Issue of shares	(0.2)	-	-	0.2	-	-	-	-
Hedging gains	-	-	-	-	(1.0)	-	-	(1.0)
Actuarial gain on pension scheme	-	-	-	-	-	-	(6.7)	(6.7)
Current tax on pensions liabilities	-	-	-	-	-	-	(9.0)	(9.0)
Deferred tax on pensions	-	-	-	-	-	-	11.0	11.0
Deferred tax on share options granted to employees	-	-	-	-	-	-	(1.1)	(1.1)
Current tax on share options exercised	-	-	-	-	-	-	(0.6)	(0.6)
Own shares purchased for share schemes	-	-	0.5	(0.5)	-	-	-	-
Charge for share based payments	-	-	-	(4.7)	-	-	(2.6)	(7.3)
Total recognised income and expense for the period	(30.9)	25.4	0.5	(5.0)	(1.0)	7.1	(5.2)	(9.2)
Payment of dividend	-	-	-	-	-	-	98.5	98.5
At 16 April 2006	(43.2)	-	0.5	(5.7)	0.0	-	116.6	68.2

Britvic plc - Holding(s) in Company

Britvic plc
31 May 2006

Britvic plc

31 May 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 31 May 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had an interest in a total of 23,111,683 Ordinary Shares, representing 10.70% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
02 June 2006

Britvic plc

2 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 2 June 2006 pursuant to section 198 of the Companies Act 1985, that as at 31 May 2006 the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

Man Financial Limited had a beneficial interest in a total of 6,578,930 Ordinary Shares, representing 3.05% of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

RECEIVED
2006 NOV -7 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Britvic plc - Holding(s) in Company

Britvic plc
05 June 2006

Britvic plc

5 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 5 June 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 31 May 2006, had an interest in a total of 10,555,746 Ordinary Shares, by attribution only, representing 4.88% of the Company's issued share capital.

The interest in 10,555,746 Ordinary Shares consisted of:

(i) 6,654,288 Ordinary Shares (representing 3.08% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 3,901,458 Ordinary Shares (representing 1.80% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
05 June 2006

Britvic plc

5 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 5 June 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):
HBOS plc (on its behalf and on behalf of its subsidiaries and through its nominees) had a material interest in a total of 8,164,726 Ordinary Shares, representing 3.78% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
05 June 2006

Britvic plc

5 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 5 June 2006 pursuant to section 198 of the Companies Act 1985, that as at 1 June 2006 Man Financial Limited of Sugar Quay, Lower Thames Street, London EC3R 6DU no longer had a disclosable interest in the shares of the Company.

John Price, Company Secretary
Britvic plc

Britvic plc - Doc re Interim Report

Britvic plc
09 June 2006

Britvic plc

9 June 2006

INTERIM REPORT FOR THE SIX MONTHS TO 16TH APRIL 2006.

Two copies of the above document have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

John Price, Company Secretary
Britvic plc

RECEIVED
2006 NOV -7 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Britvic plc - Director/PDMR Shareholding

Britvic plc
12 June 2006

Britvic plc

12th June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 12th June 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 9th June 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 60,155 ordinary shares by purchase in the market on 9th June 2006 at a total cost of £127,856.86, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.09p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	55	35
John Gibney	Executive Director	55	35
Andrew Richards	PDMR	55	35
Doug Frost	PDMR	55	35
Alan Beaney	PDMR	55	35
Martin Rose	PDMR	55	35
Andrew Marsden	PDMR	55	35

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
13 June 2006

Britvic plc

13 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 13 June 2006 pursuant to section 198 of the Companies Act 1985, that as at 9 June 2006 the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

Man Financial Limited had a beneficial interest in a total of 7,292,107 Ordinary Shares, representing 3.38% of the Company's issued share capital.

Sharon Harris, Deputy Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
27 June 2006

Britvic plc

27 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 27 June 2006 pursuant to section 198 of the Companies Act 1985, that as at 22 June 2006 Man Financial Limited of Sugar Quay, Lower Thames Street, London EC3R 6DU no longer had a beneficial interest in the Company.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
28 June 2006

Britvic plc

28 June 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 28 June 2006 pursuant to section 198 of the Companies Act 1985 that as at 26 June 2006 AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 38,713,683 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,907,790 Ordinary Shares and a non-beneficial interest in 20,805,893 Ordinary Shares, which represents 8.28% and 9.63% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
03 July 2006

Britvic plc

3 July 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 3 July 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interest in the Company:

On 3 July 2006 FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, had a non-beneficial interest in 10,797,798 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 5.00% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
04 July 2006

Britvic plc

4 July 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 4 July 2006 pursuant to section 198 of the Companies Act 1985 that as at 30 June 2006 AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies were interested in 38,355,183 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,616,790 Ordinary Shares and a non-beneficial interest in 20,738,393 Ordinary Shares, which represents 8.15% and 9.60% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Director/PDMR Shareholding

Britvic plc
10 July 2006

Britvic plc

10 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 10 July 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 7 July 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 63,856 ordinary shares by purchase in the market on 7 July 2006 at a total cost of £127,197.51, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £1.96p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	59	38
John Gibney	Executive Director	59	38
Andrew Richards	PDMR	59	38
Doug Frost	PDMR	59	38
Alan Beaney	PDMR	59	38
Martin Rose	PDMR	59	38
Andrew Marsden	PDMR	59	38

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price

Company Secretary

Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
11 July 2006

Britvic plc

11 July 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 11 July 2006 pursuant to section 198 of the Companies Act 1985, that AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies as at 5 July 2006 were interested in 38,868,119 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,606,049 Ordinary Shares and a non-beneficial interest of 21,262,070 Ordinary Shares, which represents 8.15% and 9.84% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
19 July 2006

Britvic plc

19 July 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 19 July 2006 pursuant to section 198 of the Companies Act 1985, that AXA S.A. of 25 Avenue Matignon, 75008 Paris, France and its group companies as at 14 July 2006 were interested in 38,152,692 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), being represented by a beneficial interest in 17,606,049 Ordinary Shares and a non-beneficial interest of 20,546,643 Ordinary Shares, which represents 8.15% and 9.51% respectively of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
27 July 2006

Britvic plc

27 July 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 26 July 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 24 July 2006, had an interest in a total of 8,287,911 Ordinary Shares, by attribution only, representing 3.84% of the Company's issued share capital.

The interest in 8,287,911 Ordinary Shares consisted of:

(i) 7,775,576 Ordinary Shares (representing 3.60% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 512,335 Ordinary Shares (representing 0.24% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
07 August 2006

Britvic plc

7 August 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 7 August 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 4 August 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 57,945 ordinary shares by purchase in the market on 4 August 2006 at a total cost of £124,031.86, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.11p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	55	35
John Gibney	Executive Director	55	35
Andrew Richards	PDMR	54	35
Doug Frost	PDMR	54	35
Alan Beaney	PDMR	54	35
Martin Rose	PDMR	54	35
Andrew Marsden	PDMR	55	35

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

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Britvic plc - Holding(s) in Company

Britvic plc
07 August 2006

Britvic plc

7 August 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 4 August 2006 pursuant to section 198 of the Companies Act 1985, that as at 2 August 2006, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer had a disclosable interest in the shares of the Company.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
09 August 2006

Britvic plc

9 August 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 9 August 2006 pursuant to section 198 of the Companies Act 1985, that the following entity has the following interest in the ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'):

The Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, as at 7 August 2006, had an interest in a total of 6,675,292 Ordinary Shares, by attribution only, representing 3.09% of the Company's issued share capital.

The interest in 6,675,292 Ordinary Shares consisted of:

(i) 6,674,388 Ordinary Shares (representing 3.09% of the Company's issued share capital) held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers; and

(ii) 904 Ordinary Shares (representing 0.00% of the Company's issued share capital) held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

John Price, Company Secretary
Britvic plc

Britvic plc - Notice PreClose Tradng Update

Britvic plc
10 August 2006

Britvic plc

10 August 2006

NOTICE OF PRE-CLOSE TRADING UPDATE

Britvic plc will be releasing its Pre-Close Trading Update for the year ending 1 October 2006 on Friday 29 September 2006.

John Price, Company Secretary
Britvic plc

For further information please contact:

Jo Guano - Investor Relations 01245 504330

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Blocklisting Interim Review

Britvic plc
14 August 2006

BLOCKLISTING SIX MONTHLY RETURN

To: The Financial Services Authority

Date: 14 August 2006

Information provided on this form must be typed or printed electronically

1. Name of applicant:

Britvic plc

2. Name of scheme:

Share Incentive Plan

3. Period of return:

From: 14 February 2006 To: 14 August 2006

4. Balance under scheme from previous return:

2,500,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted at end of period:

1,255,360

7. Balance under scheme not yet issued/allotted at end of period:

1,244,640

8. Number and class of securities originally listed and the date of admission:

2,500,000 Ordinary shares of 20p each 14 February 2006

9. Total number of securities in issue at the end of the period:

216,037,795

Name of contact: John Price

Address of contact: Britvic House, Broomfield Road, Chelmsford CM1 1TU

Telephone number of 01245 504482

Contact:

Signed by: John Price, Company Secretary

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant: Britvic plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution

Britvic plc - Holding(s) in Company

Britvic plc
18 August 2006

Britvic plc

18 August 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 17 August 2006 pursuant to section 198 of the Companies Act 1985, that as at 14 August 2006, the Goldman Sachs Group, Inc. ('GS Inc') of 85 Broad Street, New York, NY 10004, USA, no longer had a disclosable interest in the shares of the Company.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
04 September 2006

Britvic plc

4 September 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 4 September 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 1 September 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 53,978 ordinary shares by purchase in the market on 1 September 2006 at a total cost of £121,490.01, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.22p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	51	33
John Gibney	Executive Director	51	33
Andrew Richards	PDMR	52	33
Doug Frost	PDMR	52	33
Alan Beaney	PDMR	52	33
Martin Rose	PDMR	52	33
Andrew Marsden	PDMR	51	33

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

RECEIVED
2006 NOV -7 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Britvic plc - Change in Dir's Particulars

Britvic plc
20 September 2006

Britvic plc

20 September 2006

MISCELLANEOUS - CHANGE IN DIRECTOR'S PARTICULARS

Pursuant to Listing Rule 9.6.14, the Company advises that Michael Shallow (Non-Executive Director) was appointed to the Board of Spice Holdings plc with effect from 20 September 2006 as a Non-Executive Director.

John Price, Company Secretary
Britvic plc

Britvic plc - Pre-Close Trading Update

Britvic plc
29 September 2006

Britvic plc ('Britvic') pre close Trading Update

Britvic today reports improved trading in the 20 weeks to 3 September 2006, with branded revenue growth of 0.4% compared with the same period last year, driven by stills growth of 7.5% whilst carbonates were down 5.8%. Branded revenue for the first 48 weeks of the year compared with the same period last year was down 2.6%, against a first half decline of 5.3%, with stills up 3.0% and carbonates down 7.5%.

During the 20 week period to 3 September 2006 the total carbonates market has experienced very marginal growth helped by a hot July, a favourable impact from the World Cup, significant new product introductions and a high level of promotional activity.

At the same time as responding to this intense promotional competition, Britvic has continued to focus on Average Realised Price (ARP) which, as a consequence, has been essentially maintained versus the same 20 weeks last year. Whilst this price and promotional strategy, combined with the continuing effect of the previously announced structural changes in the customer base, has resulted in some erosion of market share, it has delivered an improved revenue performance against the first half. In addition it has driven margin improvement against both the first half and the same period last year.

In stills, Britvic has seen good growth driven by new product launches and a solid performance in the key categories of adult and juice drinks. Nonetheless, the total stills market continues to be led by categories such as pure juice where Britvic has yet to develop a presence, and water where Britvic has only recently entered the category. The performance of Fruit Shoot H2O, Britvic's new children's water brand, has been strong since its launch in May with its other water launches, Drench and Pennine Spring performing in line with Management's expectations.

A higher total ARP combined with the delivery of £10m of the cost savings programme in FY06 is expected to result in improved margins and profits in the second half.

Paul Moody, Chief Executive commented:

'We have achieved an improved performance in the 20 week period, particularly within the important faster growing stills market. Although the trading environment within carbonates remains competitive, our improved performance combined with our continued focus on ARP and costs means we anticipate that the outturn for the year will be towards the top end of the range of current market expectations.'

The Company's next update to the market will be with its Preliminary Results for the 52 weeks to 1 October 2006 on 30 November 2006.

For further information please contact:
Investors:
John Gibney/ Jo Guano 01245 504 330

Media:
Tom Buchanan / Conor McClafferty (Brunswick) 0207 404 5959

There will be a conference call today at 9.30am for investors and analysts with

Paul Moody (Chief Executive) and John Gibney (Finance Director) and a further conference call at 2.30pm (9.30am Eastern Standard Time) today primarily for US investors and analysts. There will be an opportunity on both calls to ask questions.

	Access Number:	Pin Number:
9.30am call	UK +44 (0)20 8609 0205	217348#
2.30pm call	UK +44 (0)20 8609 0205 US 1 866 793 4279	995324#

A recording of both calls will be available for seven days.

	Redial Number:	Conference Reference:
9.30am call	UK +44 (0)20 8609 0289 US 1 866 676 5865	153201
2.30pm call	UK +44 (0)20 8609 0289 US 1 866 676 5865	153213

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic plc's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J20 and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Britvic plc - Director/PDMR Shareholding

Britvic plc
02 October 2006

Britvic plc

2 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 2 October 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 29 September 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 51,238 ordinary shares by purchase in the market on 29 September 2006 at a total cost of £121,483.93, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.33p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	50	32
John Gibney	Executive Director	50	32
Andrew Richards	PDMR	49	32
Doug Frost	PDMR	49	32
Alan Beaney	PDMR	49	32
Martin Rose	PDMR	49	32
Andrew Marsden	PDMR	50	32

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price
Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Director/PDMR Shareholding

Britvic plc
10 October 2006

Britvic plc

10 October 2006

NOTIFICATION OF INTERESTS OF DIRECTORS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 4 and 5 October 2006, respectively, that the trustees of the Britvic Employee Share Trust acquired Ordinary shares of the Company. Details of the date and number of Ordinary shares acquired and the purchase price per Ordinary share are set out below:

Date of Acquisition	Number of Ordinary Shares	Purchase Price per Ordinary Share
3 October	145,879	247.18 pence
4 October	230,928	249.05 pence
5 October	500,000	251.71 pence
5 October	408,193	250.24 pence

The potential beneficiaries of the trust are the present, past and future employees of the Company and their wives, husbands, widows, widowers, and children or step-children under the age of eighteen. As executive directors of the Company, Paul Moody and John Gibney are members of the class of potential beneficiaries and are therefore technically interested in these shares.

John Price, Company Secretary
Britvic plc

Britvic plc - Holding(s) in Company

Britvic plc
11 October 2006

Britvic plc

11 October 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 11 October 2006 pursuant to section 198 of the Companies Act 1985 that as at 5 October 2006, The Baupost Group, L.L.C. of 10 St James Avenue, Suite 2000, Boston Massachusetts 02116, USA were interested in 7,946,822 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares'), which represents 3.68% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

This information is provided by RNS
The company news service from the London Stock Exchange

Britvic plc - Holding(s) in Company

Britvic plc
27 October 2006

Britvic plc

27 October 2006

HOLDING(S) IN THE COMPANY

In accordance with Listing Rule 9.6.7, I hereby inform you that Britvic plc (the 'Company') was notified on 27 October 2006 pursuant to section 198 of the Companies Act 1985, that the following entities have the following interest in the Company:

On 26 October 2006 FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, of Kingswood Fields, Millfield Lane, Lower Kingswood, Tadworth, Surrey KT20 6RB, United Kingdom, had a non-beneficial interest in 13,144,942 ordinary shares of 20p each in the capital of the Company (the 'Ordinary Shares') representing 6.08% of the Company's issued share capital.

John Price, Company Secretary
Britvic plc

Britvic plc - Director/PDMR Shareholding

Britvic plc
30 October 2006

Britvic plc

30 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), I hereby inform you that Britvic plc ('the Company') was notified on 30 October 2006, that the following transactions took place in relation to the Britvic Share Incentive Plan ('SIP') on 27 October 2006. The SIP is an all-employee trust arrangement approved by HM Revenue and Customs, under which employees are able to buy ordinary shares in the Company of 20p each, using deductions from salary in each 4-week pay period, and receive allocations of matching free ordinary shares ('matching shares').

1. The SIP trust acquired 47,718 ordinary shares by purchase in the market on 27 October 2006 at a total cost of £95,786.99, and allocated them to employees participating in the SIP as matching shares. Paul Moody and John Gibney, as executive directors, were deemed to become interested in these shares on acquisition, and to cease to be interested in them on allocation.

2. The following directors and persons discharging managerial responsibilities purchased the number of ordinary shares of 20p set out against their names below, at a price of £2.37p per ordinary share, and were allocated for no consideration the number of matching shares set out against their names below:

Name	Role	Number of ordinary shares purchased	Number of matching shares
Paul Moody	Executive Director	48	31
John Gibney	Executive Director	48	31
Andrew Richards	PDMR	49	31
Doug Frost	PDMR	49	31
Alan Beaney	PDMR	49	31
Martin Rose	PDMR	49	31
Andrew Marsden	PDMR	48	31

This notification is made in order to satisfy both section 324 of the Companies Act 1985 and Disclosure Rule 3.1.2.

John Price

Company Secretary

Britvic plc